UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
February 1, 2008
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures
Interim group management report
Interim Consolidated Financial Statements
Notes
Supervisory Board and Managing Board changes
Review report
Quarterly summary
Siemens financial calendar
Signatures

Introduction
In accordance with § 37x (3) of the Securities Trading Act (Wertpapierhandelsgesetz — WpHG), Siemens AG’s Interim Report comprises interim consolidated financial statements and an interim management report for the Group. The interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (EU). The interim consolidated financial statements also comply with IFRS as issued by the IASB. The Interim Report for the Group was prepared in accordance with the applicable provisions of the WpHG. This Interim Report should be read in conjunction with our Annual Report, which includes detailed analysis of our operations and activities.

Key figures(1)	Q1 2008(2)
(unaudited; in millions of €, except where otherwise stated)

			% Change
Profit and growth	Q1 2008	Q1 2007	Actual	Adjusted(3)

Continuing operations
New orders	24,242	22,244	9	8

Revenue	18,400	16,729	10	8

Total Operations Group
Group profit from Operations	1,719	1,485	16

in % of revenue (Total Op. Groups)	8.9%	8.4%

EBITDA adjusted	2,236	1,836	22

in % of revenue (Total Op. Groups)	11.5%	10.4%

Continuing operations
EBITDA adjusted	2,103	1,337	57

Income from continuing operations	1,078	621	74

Basic earnings per share (in euros)(5)	1.14	0.65	75

Continuing and discontinued operations(4)
Net income	6,475	788	>200

Basic earnings per share (in euros)(5)	7.04	0.83	>200

Return on capital employed	Q1 2008	Q1 2007

Continuing operations

Return on capital employed (ROCE)	11.6%	12.7%

Continuing and discontinued operations (4)
Return on capital employed (ROCE)	62.8%	10.9%

Free cash flow Cash conversion	Q1 2008	Q1 2007	% Change

Total Operations Groups
Free cash flow	680	6	>200

Cash conversion	0.40	0.00

Continuing operations
Free cash flow	(217)	(360)	n.a.

Cash conversion	(0.20)	(0.58)

Continuing and discontinued operations(4)
Free cash flow	(801)	(1,335)	n.a.

Cash conversion	(0.12)	(1.69)

Employees (in thousands)	December 31, 2007		September 30, 2007
	Cont. Op.	Total(6)	Cont. Op.	Total(6)

Employees	413	430	398	471

Germany	129	135	126	152

Outside Germany	284	295	272	319

(1)
EBITDA (adjusted), Return on capital employed, Return on equity, Free cash flow and Cash conversion are non-GAAP financial measures. A reconciliation of these amounts to the most directly comparable IFRS financial measures is available on our Investor Relations website under www.siemens.com/ir, Financial Publications, Quarterly Reports. “Group profit from operations” is reconciled to “Income before income taxes” of Operations under “Reconciliation to financial statements” in the table “Segment Information.”

(2)	October 1, 2007 and 2006 -- December 31, 2007 and 2006, respectively.

(3)	Adjusted for portfolio and currency translation effects.

(4)	Discontinued operations consist of Siemens VDO Automotive activities as well as of carrier networks, enterprise networks and mobile devices activities.

(5)	Earnings per share — attributable to shareholders of Siemens AG.

(6)	Continuing and discontinued operations.

Interim group management report
Overview of financial results for the first quarter of fiscal 2008
•	Net income of €6.475 billion benefited from approximately €5.4 billion related to the sale of Siemens VDO Automotive (SV). Earnings per share (EPS) for the first quarter was €7.04 compared to €0.83 in the same period a year earlier.

•	Income from continuing operations was €1.078 billion, up 74% from €621 million in the prior-year period. EPS on a continuing basis rose to €1.14 from €0.65.

•	Group profit from Operations rose 16% year-over-year, to €1.719 billion, as a majority of Groups combined higher profitability with rising revenue.

•	Revenue climbed 10%, to €18.400 billion, and orders increased 9%, to €24.242 billion. On an organic basis, excluding the net effect of portfolio transactions and currency translation, both revenue and orders rose 8% compared to the prior-year quarter.

•	Siemens completed two major portfolio transactions, including the sale of SV which generated net proceeds of approximately €11.4 billion within discontinued operations and the purchase of Dade Behring Holdings, Inc. with associated cash outflows of approximately €4.8 billion.
Sale of SV boosts net income and EPS. Net income was €6.475 billion compared to €788 million in the first quarter a year earlier, resulting in EPS of €7.04 compared to €0.83 a year earlier. The increase includes higher income from continuing operations as noted below. Net income also benefited from €5.397 billion in income from discontinued operations, primarily due to the closing of the sale of SV. A year earlier, discontinued operations contributed €167 million to net income in the first quarter. More information on discontinued operations is included below.
Group profit and margins rise in Operations. Income from continuing operations was €1.078 billion, up from €621 million in the first quarter a year earlier. Basic EPS from continuing operations in the first quarter rose to €1.14 from €0.65 in the prior-year period. The two primary factors in this increase were higher Group profit from Operations and lower central costs related to legal and regulatory matters. In particular, the prior-year period included a non-tax-deductible penalty of €423 million related to an earlier EU antitrust investigation involving major manufacturers of gas-isolated switchgear. Financing and Real Estate activities contributed €216 million in income before income tax in the first quarter, up from €152 million a year ago.
The majority of Groups in Operations increased both Group profit and Group profit margin compared to the first quarter a year ago, taking Group profit from Operations up 16% year-over-year, to €1.719 billion. As a general trend, the increase was due to operating leverage combined with rising revenue. Leaders in this regard were Automation and Drives (A&D), Industrial Solutions and Services (I&S) and Power Transmission and Distribution (PTD), which achieved high double-digit growth in Group profit compared to the first quarter a year earlier. Group profit declined at Power Generation (PG) and Transportation Systems (TS), as both Groups took higher charges at major projects compared to the prior-year period. Group profit from Operations in the current period includes a €70 million goodwill impairment within Other Operations, related to a buildings and infrastructure business that is held for disposal.
Discontinued operations included a substantial gain from the sale of SV. Discontinued operations in the first quarter consisted of SV and activities from the former Communications Group (Com). SV was sold during the quarter, leaving the Com activities consisting primarily of enterprise networking activities that are held for disposal. In the current quarter, income from discontinued operations was €5.397 billion compared to €167 million in the same period a year earlier. The difference is due mainly to approximately €5.4 billion related to SV, including operating results along with a substantial gain on the sale of the business.

The result for Com activities in the first quarter was a negative €51 million, including an impairment of long-lived assets as well as expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters. The result in the prior-year quarter was a positive €94 million, due primarily to profitable carrier activities from Com that were transferred into Nokia Siemens Networks B.V. (NSN) between the periods under review. In addition, both periods included small amounts related to the Mobile Devices business.
Strong growth is well balanced. Nearly all Groups within Operations increased their revenue on an organic basis compared to the first quarter a year earlier. Groups with double-digit increases included A&D, PTD, PG and I&S. Similarly, a majority of Groups booked a higher level of new orders year-over-year, led by PG and A&D with first-quarter orders of €5.892 billion and €4.783 billion, respectively. From a geographic perspective, topline growth was regionally balanced. The exception was Germany, where revenue and orders came in lower year-over-year primarily due to a high basis of comparison in the prior-year period, particularly involving PG.
Return on capital employed (ROCE) and free cash flow improve. Net proceeds from the sale of SV amounted to approximately €11.4 billion during the first quarter, and cash payments related to Med’s acquisition of Dade Behring Holdings, Inc. (Dade Behring) totaled approximately €4.8 billion (net of €68 million cash acquired). Free cash flow from continuing operations for the first quarter improved to a negative €217 million compared to a negative €360 million in the same quarter a year earlier. Within this change, free cash flow from the Groups in Operations improved to €680 million from €6 million in the prior-year period. The cash conversion rate for continuing operations in the current quarter was a negative 0.20. ROCE from continuing operations for the first quarter was 11.6%. ROCE from continuing operations for fiscal 2007 was 12.7%. As expected, ROCE development in the current period was affected by a substantial increase in capital employed stemming from major acquisitions completed in the current quarter and in fiscal 2007. This effect will continue in coming quarters.
Expenses recorded for compliance activities. We incurred €127 million in expenses in the first quarter for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities. The total for continuing operations was €93 million, with the remaining €34 million related to discontinued operations. More information regarding these matters is provided in “Legal proceedings” below.

Results of Siemens
Results of Siemens — First quarter of fiscal 2008
The following discussion presents selected information for Siemens for the first quarter of fiscal 2008:
Despite somewhat less favorable macroeconomic conditions in the first quarter, Siemens generated strong international growth. First quarter revenue rose 10%, and orders climbed 9% year-over-year. On an organic basis, excluding the net effect of currency translation and portfolio transactions, revenue and orders both rose 8%. Europe outside Germany, Siemens’ largest regional market, was also one of its fastest growing. The Asia-Pacific region continued its robust growth, fueled by ongoing infrastructure investments. The Americas delivered 9% expansion on an organic basis. The region comprised of Africa, the Near and Middle East and the Commonwealth of Independent States (C.I.S.) continued to post strong growth. Revenue and orders in Germany both came in lower year-over-year, primarily due to PG which saw a substantial swing in volume from Germany in the prior-year quarter to the rest of Europe in the current quarter.

	New Orders (location of customer)
			% Change
	First quarter		vs. previous year		therein
(€ in millions)	2008	2007	Actual	Adjusted*	Currency	Portfolio
Germany	3,505	4,222	(17)%	(20)%	0%	3%
Europe (other than Germany)	8,261	7,071	17%	14%	(1)%	4%
Americas	6,102	5,768	6%	9%	(10)%	7%
Asia-Pacific	3,824	2,804	36%	32%	(3)%	7%
Africa, Near and Middle East, C.I.S.**	2,550	2,379	7%	9%	(3)%	1%
Siemens	24,242	22,244	9%	8%	(3)%	4%

*	Excluding currency translation and portfolio effects.

**	Commonwealth of Independent States.
Asia-Pacific and Europe outside Germany both posted double-digit order growth compared to the first quarter a year earlier. Within the Asia-Pacific region, I&S, A&D and TS achieved the fastest growth. The strongest increases in Europe outside Germany came at PG, PTD, A&D and Med. Within Asia-Pacific, orders jumped 69% in India and 61% in China compared to the prior-year period. First-quarter orders in the United States, which included new volume from acquisitions at Med and A&D and a substantial increase in new contracts at PG, climbed 21% year-over-year despite strong negative currency translation effects. Orders in the Africa, Near and Middle East and C.I.S. region rose despite a high basis of comparison in the first quarter a year earlier, when PTD obtained an order worth €700 million. Expansion in the current quarter included strong growth at TS, PG and I&S. The decline in orders in Germany compared to the prior-year three-month period involved especially PG and TS, while A&D saw rising order activity.

	Revenue (location of customer)
			% Change
	First quarter		vs. previous year		therein
(€ in millions)	2008	2007	Actual	Adjusted*	Currency	Portfolio
Germany	3,155	3,240	(3)%	(6)%	0%	3%
Europe (other than Germany)	6,183	5,226	18%	14%	0%	4%
Americas	4,663	4,329	8%	9%	(10)%	9%
Asia-Pacific	2,732	2,402	14%	10%	(3)%	7%
Africa, Near and Middle East, C.I.S.**	1,667	1,532	9%	10%	(2)%	1%
Siemens	18,400	16,729	10%	8%	(3)%	5%

*	Excluding currency translation and portfolio effects.

**	Commonwealth of Independent States.

Double-digit revenue growth in Europe outside Germany was broad-based, as all Groups within Operations posted increases compared to the first quarter a year earlier. In Asia-Pacific, growth was nearly as well balanced, with all groups, except PG and PTD, showing higher first quarter revenue year-over-year. From a geographic perspective, India and China were on pace with the region as a whole, delivering revenue growth of 15% and 13%, respectively. Revenue rose more modestly in the Americas, as new volume from the acquisitions mentioned above was more than offset by considerable weakening of the U.S. dollar against the euro between the periods under review. A&D, Med and PG were the highlights for the region, and U.S. revenues were up 9% on an organic basis. The Africa, Near and Middle East and C.I.S. region achieved 10% organic growth in the first quarter, benefiting from large infrastructure orders in prior periods. The pace-setter for the region was Russia, where a majority of Groups recorded at least double-digit increases in revenue compared to the same period a year ago.

	First quarter
(€ in millions)	2008	2007	% Change
Gross profit on revenue	5,305	4,465	19%
as percentage of revenue	28.8%	26.7%
Gross profit for the first quarter of fiscal 2008 climbed 19% year-over-year, as nearly all Groups in Operations increased their gross profit. Only PG posted a small decrease due primarily to project charges. Gross profit margin overall increased to 28.8% from 26.7% a year earlier, including higher gross profit margins at most Groups. Margins increased substantially at A&D and PTD, which combined strong revenue growth with increased operating leverage, and at SIS, which benefited from an improved cost position. The increased A&D and Med proportion of the Siemens business volume also contributed to a higher gross profit margin.

	First quarter
(€ in millions)	2008	2007	% Change
Research and development expenses	(847)	(725)	17%
as percentage of revenue	4.6%	4.3%	—
Marketing, selling and general administrative expenses	(3,055)	(2,672)	14%
as percentage of revenue	16.6%	16.0%	—
Other operating income	190	213	(11)%
Other operating expense	(206)	(498)	(59)%
Income from investments accounted for using the equity method, net	108	143	(24)%
Financial income (expense), net	22	11	100%
Research and development expenses increased to €847 million, led by higher outlays due to growth at Med and A&D. R&D expenses as a percent of revenue were 4.6%, higher than 4.3% in the prior-year quarter, which resulted from the increased A&D and Med proportion of the Siemens business volume.
Marketing, selling and general administrative (SG&A) expenses in the first quarter increased year-over-year, particularly marketing and selling outlays due to growth at Med and A&D. SG&A expenses as a percentage of revenue were 16.6%, higher than 16.0% in the prior-year quarter due to the increased A&D and Med proportion of the Siemens business volume.
Other operating income was €190 million in the first quarter of fiscal 2008, compared to €213 million a year earlier. Gains on sales of property, plant and equipment and intangibles were €112 million compared to €57 million in the same quarter a year earlier. Gains on disposals of businesses in the current quarter were €45 million, benefiting from a €36 million gain at A&D. A year earlier, gains of €110 million included €76 million on the sale of a locomotive leasing business at TS.
Other operating expense fell significantly year-over-year, to €206 million. Major items in the current quarter were the €93 million in expenses for external advisors mentioned above and €73 million in goodwill impairments, including goodwill impairment of €70 million related to a buildings and infrastructure business that is held for disposal. Other operating expense of €498 million in the prior-year quarter included the €423 million antitrust penalty mentioned above, as well as €50 million in funding primarily for job placement companies for former Siemens employees affected by the bankruptcy of BenQ GmbH & Co. OHG (BenQ).

Income from investments accounted for using the equity method, net was €108 million compared to €143 million in the same period a year earlier. The change was due mainly to an equity investment loss of €37 million in the current period related to our equity stake in NSN, which was formed between the periods under review.

	First quarter
(€ in millions)	2008	2007	% Change
Income from continuing operations before income taxes	1,517	937	62%
Income taxes	(439)	(316)	39%
as percentage of income from continuing operations before income taxes	29%	34%	—
Income from continuing operations	1,078	621	74%
Income from discontinued operations, net of income taxes	5,397	167	>200%
Net income	6,475	788	>200%
Net income attributable to minority interest	43	49	—
Net income attributable to shareholders of Siemens AG	6,432	739	>200%
Income from continuing operations before income taxes climbed 62% compared to the prior-year quarter, to €1.517 billion. The primary factors in this increase were higher revenue combined with higher margins and lower expenses related to legal and regulatory matters as mentioned above. The effective tax rate was 29% in the current quarter of fiscal 2008 compared to 34% in the prior-year period, which included the non-tax deductible antitrust penalty. As a result, income from continuing operations in the first quarter was €1.078 billion, up 74% from €621 million a year earlier.
Discontinued operations include the enterprise networks business, which is held for disposal, the carrier-related business, which was transferred into NSN, the Mobile Devices business sold to BenQ Corporation, and SV, which was transferred to Continental AG in the first quarter of fiscal 2008. SV is included within discontinued operations on a retroactive basis to provide a meaningful comparison with prior periods. In the current quarter, income from discontinued operations was €5.397 billion compared to €167 million in the same period a year earlier. The difference is due mainly to approximately €5.4 billion related to SV, including operating results along with a substantial gain on the sale of the business. The result for Com activities in the first quarter was a negative €51 million, including an impairment charge of long-lived assets as well as expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters. The result in the prior-year quarter was a positive €94 million, due primarily to profitable carrier activities from Com that were transferred into NSN between the periods under review. In addition, both periods included small amounts related to the Mobile Devices business. For additional information with respect to discontinued operations, see “Notes to Interim Consolidated Financial Statements.”
Net income for Siemens in the first quarter was €6.475 billion compared to €788 million in the same period a year earlier. Net income attributable to Shareholders of Siemens AG was €6.432 billion, up from €739 million in the prior-year quarter.
Portfolio activities
At the beginning of November 2007, we completed our acquisition of Dade Behring. Med is now integrating Dade Behring into its Diagnostics division together with two other acquisitions made in prior years: Diagnostic Products Corporation (DPC) and the diagnostics division of Bayer AG (Bayer). The acquisition in the current quarter expands Med’s position in the growing laboratory diagnostics market and is strongly complementary to the prior Diagnostics acquisitions. The aggregate consideration, including the assumption of debt, amounts to approximately €4.8 billion (including €68 cash acquired). We have not yet finalized the purchase price allocation (PPA) for this transaction. More information on PPA and integration costs related to the acquisitions mentioned here are described in more detail below in “Segment Information Analysis.”

At the beginning of December 2007, we closed the sale of SV to Continental AG of Germany. Aggregate consideration was approximately €11.4 billion net of cash sold.
We completed certain other portfolio transactions during the first quarter which did not have a significant effect on our Interim Consolidated Financial Statements. For further information on acquisitions and dispositions, see “Notes to Interim Consolidated Financial Statements.”

Segment information analysis
Operations
Automation and Drives (A&D)

	First quarter
			% Change
(€ in millions)	2008	2007	Actual	Adjusted*
Group profit	655	450	46%
Group profit margin	16.0%	13.3%

Revenue	4,088	3,390	21%	16%
New orders	4,783	4,019	19%	15%

*	Excluding currency translation effects of (3)% on revenue and orders, and portfolio effects of 8% and 7% on revenue and orders, respectively.
Group profit at A&D jumped 46% over the prior-year first quarter, to €655 million, including a €36 million gain on the sale of a business. The Group achieved significant operating leverage on expanded revenue, resulting in particularly strong earnings increases at divisions including Industrial Automation, Motion Control Systems, Large Drives, Mechanical Drives, and Low Voltage Controls and Distribution. Group profit includes purchase price accounting (PPA) effects and integration costs associated with UGS Corp. (UGS), which A&D acquired between the periods under review, and Flender Holding GmbH (Flender), acquired in fiscal 2005. PPA effects amounted to €58 million and integration costs totaled €5 million in the current period. These impacts together sliced 150 basis points from Group profit margin for the quarter. For comparison, PPA and integration costs associated with Flender in the prior-year quarter totaled €10 million. A&D’s competitive strength was evident in topline growth, including a 21% increase in revenue year-over-year and orders of €4.783 billion, up 19% to a record high. These results include new volume from UGS.
Industrial Solutions and Services (I&S)

	First quarter
			% Change
(€ in millions)	2008	2007	Actual	Adjusted*
Group profit	121	90	34%
Group profit margin	5.4%	4.3%

Revenue	2,251	2,073	9%	12%
New orders	3,292	3,057	8%	10%

*	Excluding currency translation effects of (3)% and (2)% on revenue and orders, respectively.
I&S opened fiscal 2008 with a strong first quarter. Group profit of €121 million was 34% higher than in the same period a year earlier, highlighted by higher earnings in the Metal Technologies, Industrial Services, Oil, Gas, Marine Solutions and Infrastructure Logistics divisions. The latter division includes the Group’s airport logistics and postal automation businesses, which were merged effective with the beginning of the current quarter. For I&S overall, first-quarter revenue rose 9% year-over-year. Orders increased 8% compared to the strong first quarter a year earlier, as both periods included a number of major contract wins.

Siemens Building Technologies (SBT)

	First quarter
			% Change
(€ in millions)	2008	2007	Actual	Adjusted*
Group profit	78	72	8%
Group profit margin	6.5%	5.9%

Revenue	1,201	1,213	(1)%	4%
New orders	1,295	1,386	(7)%	(2)%

*	Excluding currency translation effects of (4)% on revenue and orders, and portfolio effects of (1)% on revenue and orders.
SBT delivered higher Group profit and improved its Group profit margin compared to the first quarter a year earlier. Revenue was nearly level year-over-year despite strong negative currency translation effects, while orders reflected both the currency effects and a weaker environment in the United States.
Osram

	First quarter
			% Change
(€ in millions)	2008	2007	Actual	Adjusted*
Group profit	126	123	2%
Group profit margin	10.6%	10.5%

Revenue	1,193	1,174	2%	7%
New orders	1,193	1,174	2%	7%

*	Excluding currency translation effects of (5)% on revenue and orders.
Osram contributed €126 million in Group profit in the first quarter, primarily on strong performances in the General Lighting and Automotive Lighting divisions. Demand for energy-efficient lighting solutions contributed to topline growth, taking first-quarter revenue and orders higher year-over-year despite negative currency translation effects. During the quarter Osram received regulatory approval to expand its manufacturing capacity in China, which is expected to enable the Group to better meet growing demand from high-growth markets in Asia-Pacific and Latin America.
Transportation Systems (TS)

	First quarter
			% Change
(€ in millions)	2008	2007	Actual	Adjusted*
Group profit	22	47	(53)%
Group profit margin	2.1%	4.4%

Revenue	1,048	1,073	(2)%	(1)%
New orders	1,440	1,219	18%	20%

*	Excluding currency translation effects of (1)% and (2)% on revenue and orders, respectively.
Group profit at TS in the first quarter included charges of €32 million for Combino. For comparison, charges at major projects in the prior-year quarter were more than offset by a €76 million net gain on the sale of the Group’s locomotive leasing business. Revenue of €1.048 billion came in 2% lower than the prior-year level. First-quarter orders climbed 18% year-over-year, to €1.440 billion, on a higher number of major orders.

Power Generation (PG)

	First quarter
			% Change
(€ in millions)	2008	2007	Actual	Adjusted*
Group profit	135	169	(20)%
Group profit margin	4.5%	6.2%

Revenue	2,969	2,726	9%	11%
New orders	5,892	5,017	17%	20%

*	Excluding currency translation effects of (4)% on revenue and orders, and portfolio effects of 2% and 1% on revenue and orders, respectively.
First-quarter Group profit at PG was €135 million compared to €169 million in the prior-year quarter. Revenue rose 9% year-over-year and orders reached €5.892 billion, a 17% increase from an already high basis of comparison in the prior-year period. PG’s fossil services, wind power, and oil, gas and industrial applications businesses each delivered higher earnings and higher profit margins compared to the first quarter a year earlier. They also accounted for the Group’s topline growth, highlighted by PG’s largest-ever offshore wind farm order, in Denmark, and a major power modernization project in Russia. In contrast, the fossil power solutions business posted a substantial loss on lower revenue. This was due primarily to more than €200 million in charges involving a number of large projects, including a new power generation system in Finland. For comparison, the fossil solutions business posted a smaller loss on lower charges in the same period a year earlier. Equity investment income contributed €15 million to PG’s Group profit compared to €21 million in the prior-year quarter, with the portion related to Areva NP unchanged year-over-year. PG expects volatility in equity investment earnings in coming quarters.
Power Transmission and Distribution (PTD)

	First quarter
			% Change
(€ in millions)	2008	2007	Actual	Adjusted*
Group profit	204	130	57%
Group profit margin	10.4%	7.5%

Revenue	1,956	1,728	13%	15%
New orders	2,809	3,146	(11)%	(9)%

*	Excluding currency translation effects of (2)% on revenue and orders.
PTD delivered Group profit of €204 million for the first quarter, a 57% jump year-over-year. Higher revenue enabled all divisions within PTD to increase their earnings, and increased operating leverage lifted Group profit margin into double-digit territory. In a strong global market for secure, high-efficiency power transmission and distribution, PTD posted a 13% increase in revenue compared to the prior-year quarter. Orders for the quarter came in well above revenue, but below the prior-year level which included a €700 million contract in the Middle East.

Medical Solutions (Med)

	First quarter
			% Change
(€ in millions)	2008	2007	Actual	Adjusted*
Group profit	332	304	9%
Group profit margin	12.5%	14.5%

Revenue	2,653	2,102	26%	2%
New orders	2,806	2,211	27%	5%

*	Excluding currency translation effects of (6)% and (7)% on revenue and orders, respectively, and portfolio effects of 30% and 29% on revenue and orders, respectively.
Med’s Group profit grew to €332 million in the first quarter, a rise of 9% compared to the prior-year period. The increase benefited from the Diagnostics division, which closed its acquisition of Dade Behring and reported earnings of €67 million on revenue of €712 million in the first quarter. Group profit includes PPA effects totaling €51 million and integration costs of €35 million associated with Dade Behring and other Diagnostics acquisitions. These effects in turn sliced 320 basis points from Med’s Group profit margin for the quarter. For comparison, PPA and integration costs associated with the Diagnostics division in the prior-year quarter totaled €14 million. Med’s imaging and IT business sustained its profitability year-over-year. Revenue and orders rose 26% and 27%, respectively, as Med more than offset strong negative currency translation effects and a significantly weaker market in the U.S. with substantial new volume from acquisitions.
Siemens IT Solutions and Services (SIS)

	First quarter
			% Change
(€ in millions)	2008	2007	Actual	Adjusted*
Group profit	70	26	169%
Group profit margin	5.2%	2.0%

Revenue	1,340	1,314	2%	4%
New orders	1,225	1,361	(10)%	(11)%

*	Excluding currency translation effects of (2)% on revenue and orders, and portfolio effects of 3% on orders.
SIS posted €70 million in Group profit, benefiting from an improved cost structure. Revenue rose compared to the first quarter a year earlier. Orders came in below the prior-year level, which contained a higher number of large contracts.
Strategic Equity Investments (SEI)
SEI includes results from investments accounted for under the equity method from three companies in which Siemens holds a strategic equity stake: NSN, BSH Bosch und Siemens Hausgeräte GmbH (BSH), and Fujitsu Siemens Computers (Holding) B.V. (FSC). SEI contributed equity investment income of €26 million in the first quarter compared to €52 million in the same period a year earlier. The change year-over-year was due largely to NSN, which was formed between the periods under review and therefore not included in the prior-year result. Restructuring and integration programs resulted in €120 million in charges at NSN. As a result, Siemens incurred an equity investment loss of €37 million related to NSN.
Other Operations
Other Operations consist of centrally held business activities, shared services and other costs not allocated to a Group. The result of Other Operations in the current period was a negative €50 million compared to a positive €22 million in the first quarter a year earlier. The difference is due primarily to a goodwill impairment of €70 million related to a buildings and infrastructure business that is held for disposal. Siemens Home and

Office Communication Devices (SHC) posted first-quarter Group profit of €14 million, up slightly year-over-year. Revenue for Other Operations declined to €708 million from €800 million in the first quarter a year earlier, including lower revenue at SHC year-over-year and the sale of a business between the periods under review.
Reconciliation to financial statements
Reconciliation to financial statements includes various categories of items which are not allocated to the Groups because the Managing Board has determined that such items are not indicative of Group performance.
Corporate items, pensions and eliminations
Corporate items, pensions and eliminations totaled a negative €307 million in the first quarter, compared to a negative €658 million in the prior-year quarter. The major factor in the change was Corporate items, which improved to a negative €328 million from a negative €631 million a year ago due primarily to lower costs for legal and regulatory matters. In particular, the prior-year period included a non-tax-deductible penalty of €423 million related to an earlier EU antitrust investigation involving major suppliers of gas-isolated switchgear, and also charges primarily for job placement companies for former Siemens employees affected by the bankruptcy of BenQ. The current period included €93 million in costs for outside advisors engaged by Siemens in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities. Centrally carried pension expense swung to a positive €23 million from a negative €25 million in the first quarter a year ago, which included a one-time charge resulting from a change in German law.
Other interest expense
Other interest expense of Operations for the first quarter of fiscal 2008 was €121 million compared to €88 million in the same quarter a year earlier. The change was mainly due to increased intra-company financing of Operations by Corporate Treasury year-over-year.
Financing and Real Estate
Siemens Financial Services (SFS)

	First quarter
(€ in millions)	2008	2007	% Change
Income before income taxes	77	83	(7)%

	Dec. 31,	Sept. 30,
	2007	2007

Total assets	8,933	8,912	0%

Income before income taxes (IBIT) at SFS was €77 million compared to €83 million in the first quarter a year earlier, which benefited from a gain on the sale of an investment in the Equity division.
Siemens Real Estate (SRE)

	First quarter
(€ in millions)	2008	2007	% Change
Income before income taxes	139	69	101%

Revenue	394	421	(6)%

	Dec. 31,	Sept. 30,
	2007	2007

Total assets	3,145	3,091	2%

Income before income taxes at SRE rose to €139 million in the first quarter from €69 million in the same period a year earlier, due primarily to increased gains from sales of real estate. Real estate disposals are expected to continue in coming quarters.
Eliminations, reclassifications and Corporate Treasury
Income before income taxes from Eliminations, reclassifications and Corporate Treasury was €10 million in the first quarter compared to €46 million in the same period a year earlier. The difference was mainly due to negative results from hedging activities not qualifying for hedge accounting.

Reconciliation to EBITDA
The following table gives additional information on topics included in Group profit and Income before income taxes and provides a reconciliation to EBITDA (adjusted):
For the three months ended December 31, 2007 and 2006 (in millions of €)

			Income (loss)								Depreciation
			from investments								and impairments
			accounted for								of property, plant
			using the equity		Financial income		EBIT				and equipment		EBITDA
	Group profit		method, net(1)		(expense), net(2)		(adjusted)(3)		Amortization(4)		and goodwill(5)		(adjusted)
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Operations Groups
Automation and Drives (A&D)	655	450	—	1	(1)	1	656	448	53	18	59	52	768	518
Industrial Solutions and Services (I&S)	121	90	3	7	(3)	(1)	121	84	6	10	16	17	143	111
Siemens Building Technologies (SBT)	78	72	—	—	1	—	77	72	15	13	16	14	108	99
Osram	126	123	1	—	—	—	125	123	6	7	51	54	182	184
Transportation Systems (TS)	22	47	2	—	(3)	(3)	23	50	1	1	12	12	36	63
Power Generation (PG)	135	169	15	20	(1)	(1)	121	150	14	17	39	36	174	203
Power Transmission and Distribution (PTD)	204	130	7	3	—	4	197	123	6	7	19	19	222	149
Medical Solutions (Med)	332	304	6	6	7	5	319	293	71	38	79	39	469	370
Siemens IT Solutions and Services (SIS)	70	26	11	—	6	(1)	53	27	13	16	44	55	110	98
Strategic Equity Investments (SEI)	26	52	26	52	—	—	—	—	—	—	—	—	—	—
Other Operations	(50)	22	10	4	10	9	(70)	9	9	13	85	19	24	41

Total Operations Groups	1,719	1,485	81	93	16	13	1,622	1,379	194	140	420	317	2,236	1,836
Reconciliation to financial statements
Corporate items, pensions and eliminations	(307)	(658)	9	33	66	(28)	(382)	(663)	2	3	(10)	(10)	(390)	(670)
Other interest income/expense	(121)	(88)	—	—	(121)	(88)	—	—	—	—	—	—	—	—

Total Operations	1,291	739	90	126	(39)	(103)	1,240	716	196	143	410	307	1,846	1,166

	Income before
	income taxes
Financing and Real Estate Groups
Siemens Financial Services (SFS)	77	83	18	17	46	67	13	(1)	1	1	70	63	84	63
Siemens Real Estate (SRE)	139	69	—	—	(14)	(23)	153	92	—	—	39	40	192	132

Total Financing and Real Estate	216	152	18	17	32	44	166	91	1	1	109	103	276	195

Eliminations, reclassifications and Corporate Treasury	10	46	—	—	29	70	(19)	(24)	—	—	—	—	(19)	(24)

Siemens	1,517	937	108	143	22	11	1,387	783	197	144	519	410	2,103	1,337

(1)	Includes impairment of investments accounted for using the equity method.

(2)	Includes impairment of non-current available-for-sale financial assets.

(3)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(4)	Amortization and impairments of intangible assets other than goodwill.

(5)	Includes impairments of goodwill of €73 and €— in the first quarter of fiscal 2008 and 2007, respectively.

Liquidity, capital resources and capital requirements
Cash flow — First three months of fiscal 2008 compared to first three months of fiscal 2007
The following discussion presents an analysis of Siemens’ cash flows for the first quarter of fiscal 2008 and 2007. The first table below presents cash flows for both continuing and discontinued operations. The latter category includes SV which was sold to Continental AG as well as the former Com activities, in particular the enterprise networks business which is held for sale, and cash flows related to the carrier-related business which was transferred into NSN. For further information on discontinued operations, see “Notes to Interim Consolidated Financial Statements.” The second table below focuses on continuing operations.
Siemens reports as a performance measure, Free cash flow, which is defined as “Net cash provided by (used in) operating activities” less cash used for “Additions to intangible assets and property, plant and equipment.” We believe this measure is helpful to our investors as an indicator of our ability to generate cash from operations and to pay for discretionary and non-discretionary expenditures not included in the measure, such as dividends, debt repayment or strategic investments. We also use Free cash flow to compare cash generation among the segments (for further information, refer to “Notes to Interim Consolidated Financial Statements — Segment Information”).

						Continuing and
		Continuing operations		Discontinued operations		discontinued operations
		First quarter
(€ in millions)		2008	2007	2008	2007	2008	2007
Net cash provided by (used in):
Operating activities	A	487	253	(480)	(829)	7	(576)
Investing activities		(5,267)	(1,370)	10,896	(264)	5,629	(1,634)
Herein: Additions to intangible assets and property, plant and equipment	B	(704)	(613)	(104)	(146)	(808)	(759)
Free cash flow*	A+B	(217)	(360)	(584)	(975)	(801)	(1,335)

*	The closest comparable financial measure under IFRS is “Net cash provided by (used in) operating activities.” “Net cash provided by (used in) operating activities” from continuing operations as well as from continuing and discontinued operations is reported within the “Consolidated Statements of Cash Flow” for Siemens as a whole as well as for the components of Siemens (see table below). Refer to “Notes to Interim Consolidated Financial Statements” for information on the reconciliation of cash flow used for “Additions to intangible assets and property, plant and equipment” as reported in this table and the table below into the line item “Additions to intangible assets and property, plant and equipment” as reported within the “Consolidated Statements of Cash Flow.” Other companies that use Free cash flow may define and calculate Free cash flow differently.
Operating activities provided net cash of €7 million in the first three months, compared to net cash used of €576 million in the same period of the prior year. These results include both continuing operations and discontinued operations. Within the total, continuing operations provided net cash of €487 million, up from €253 million a year earlier. Discontinued operations improved to net cash used of €480 million in the current period, compared to net cash used of €829 million in the prior period, which included higher cash outflows related to the carrier activities that were transferred into NSN between the periods under review. In addition, the current period includes a €201 million payment for a previously disclosed fine imposed by the Munich district court, which is related to the investigation of Com activities by the Munich Office of Public Prosecution.
Investing activities in continuing operations and discontinued operations provided net cash of €5.629 billion in the first three months of fiscal 2008 compared to net cash used of €1.634 billion in the prior-year period. Within the total, continuing operations used net cash of €5.267 billion, up from €1.370 billion a year earlier. Discontinued operations provided €10.896 billion in net cash during the current period, due primarily to proceeds of approximately €11.4 billion from the sale of SV.

				SFS, SRE and
Continuing operations		Operations		Corporate Treasury*		Siemens
		First quarter
(€ in millions)		2008	2007	2008	2007	2008	2007
Net cash provided by (used in):
Operating activities	A	16	(447)	471	700	487	253
Investing activities		(4,829)	(912)	(438)	(458)	(5,267)	(1,370)
Herein: Additions to intangible assets and property, plant and equipment	B	(506)	(487)	(198)	(126)	(704)	(613)
Free cash flow	A+B	(490)	(934)	273	574	(217)	(360)

*	Also includes eliminations and reclassifications.
Within Operations, net cash provided by operating activities from continuing operations improved to €16 million in the first three months of fiscal 2008 compared to net cash used of €447 million in the same period a year earlier. The improvement is due primarily to higher net cash provided by PG, TS and I&S related to net working capital management, and by A&D, which had a substantial increase in Group profit. Within Corporate Treasury and Financing and Real Estate, operating activities from continuing operations provided net cash of €471 million in current quarter, compared to net cash provided of €700 million in the same period a year earlier. The change year-over-year was due primarily to reduced cash inflows related to net working capital in the current period. For Siemens overall, net cash provided by operating activities from continuing operations improved to €487 million in the first quarter, up from €253 million in the prior-year quarter.
Net cash used in investing activities in continuing operations was €4.829 billion within Operations in the first three months of fiscal 2008, significantly higher compared to €912 million used in the prior-year period. The difference year-over-year is due primarily to the acquisition of Dade Behring at Med for approximately €4.4 billion net of €68 million cash acquired, while the prior-year period included a first payment of €0.4 billion related to the acquisition of Bayer’s diagnostic business at Med as well as a payment to acquire AG Kühnle, Kopp & Kausch at PG. Corporate Treasury and Financing and Real Estate used net cash in investing activities in continuing operations of €438 million in the current period compared to €458 million cash used a year earlier. Siemens as a whole used net cash in investing activities in continuing operations of €5.267 billion in the first quarter of fiscal 2008 compared to net cash used of €1.370 billion in the same period a year earlier.
Free cash flow from continuing operations for Siemens improved to a negative €217 million in the current period, down from a negative €360 million in the same period a year earlier. The change year-over-year is due to the increase in net cash provided by the Group’s operating activities as mentioned above. Accordingly, free cash flow from the Groups in Operations improved to €680 million from €6 million in the prior-year period. The cash conversion rate for continuing operations, calculated as Free cash flow from continuing operations divided by Income from continuing operations, was a negative 0.20 in the current quarter.
Financing activities from continuing and discontinued operations used net cash of €4.027 billion compared to net cash provided of €850 million in the first quarter a year earlier. In the current period, short-term debt was reduced by €3.573 billion, mainly due to the repayment of commercial paper and medium term notes and the repayment of debt originally raised by Dade Behring in the amount of €0.4 billion, while in the prior-year period the issuance of commercial paper programs contributed to a net increase in short-term debt of €1.022 billion.
Capital resources and requirements
Our capital resources are comprised of cash and cash equivalents, current available-for-sale financial assets, total equity and cash flow from operating activities. Our capital requirements include scheduled debt service, regular capital spending and ongoing cash requirements from operating activities.
Net liquidity results from total liquidity, comprised of Cash and cash equivalents and available-for-sale financial assets, less total debt, comprised of short-term debt and current maturities of long-term debt and long-term debt. Total debt relates to our commercial paper, medium-term notes, bonds, loans from banks and obligations under finance leases as stated on the Consolidated Balance Sheets. We use the net liquidity measure for internal corporate finance management, as well as external communication with investors, analysts and rating agencies. Net liquidity should not be interpreted as signifying that the net liquidity amount is entirely free for discretionary application.

	December 31,	September 30,
(€ in millions)	2007	2007
Cash and cash equivalents	6,158	4,005
Current available-for-sale financial assets	198	193
Total liquidity	6,356	4,198
Short-term debt and current maturities of long-term debt	2,273	5,637
Long-term debt	9,725	9,860
Total debt	11,998	15,497

Net liquidity	(5,642)	(11,299)
Net liquidity increased from a negative €11.299 billion as of September 30, 2007 to a negative €5.642 billion as of December 31, 2007. For further information please refer to the Cash flow discussion above.
Pension plan funding
At the end of the first three months of fiscal 2008, the combined funding status of Siemens’ principal pension plans showed an estimated underfunding of €0.5 billion, compared to an underfunding of €1.0 billion at the end of fiscal 2007. The improvement in funding status is due to an increase in the discount rate assumption at December 31, 2007, reducing Siemens’ estimated defined benefit obligation, and furthermore due to contributions, the disposal of Siemens VDO pension liabilities and the actual return on plan assets. Altogether this more than outbalanced the negative effect of service and interest cost on the defined benefit obligation. The actual return on plan assets during the last three months amounted to €99 million. This represents a 1.8% return, compared to the expected return of 6.5%.
The fair value of plan assets of Siemens’ principal funded pension plans as of December 31, 2007, was €23.6 billion, compared to €24.0 billion on September 30, 2007. In the first three months of fiscal 2008, employer contributions amounted to €393 million compared to €316 million in the first three months of the prior fiscal year.
The estimated defined benefit obligation (DBO) for Siemens’ principal pension plans amounted to €24.1 billion as of December 31, 2007. This was approximately €0.9 billion lower than the DBO of €25.0 billion on September 30, 2007. This decrease was due to the disposal of Siemens VDO pension liabilities, an increase in the discount rate assumption at December 31, 2007, and currency translation effects. Altogether this more than outbalanced the negative effect of service and interest cost less benefits paid during the three month period.
For more information on Siemens’ pension plans, see “Notes to Interim Consolidated Financial Statements.”
Risk management
The risk situation and the risk management, as presented in our Annual Report as of September 30, 2007, did not change considerably in the first quarter of fiscal 2008. We do not expect to incur any risks that can jeopardize the continuity of the Company’s business.
For information regarding legal, compliance and regulatory developments, please refer to “Legal proceedings” below. For information concerning forward-looking statements and additional information, please also refer to “Outlook” and the “Disclaimer” at the end of the “Interim group management report.”
Legal proceedings
As previously reported, public prosecutors and other government authorities in jurisdictions around the world are conducting investigations of Siemens and certain of our current and former employees regarding allegations of public corruption, including criminal breaches of fiduciary duty including embezzlement, as well as bribery, money laundering and tax evasion, among others. These investigations involve allegations of corruption at a number of Siemens’ business Groups.
For more information regarding these and other legal proceedings in which Siemens is involved, as well as the potential risks associated with such proceedings and their potential financial impact on the Company, please refer to Siemens’ Annual Report for the fiscal year ended September 30, 2007 (Annual Report) and its annual report on Form 20-F for the fiscal year ended September 30, 2007 (Form 20-F), and, in particular, to the information contained in “Item 3: Key Information — Risk Factors”, “Item 4: Information on the Company — Legal Proceedings”, “Item 5: Operating Financial Review and Prospects”, and “Item 15: Controls and Procedures” of the Form 20-F.

Developments regarding investigations and legal proceedings that have occurred since the publication of Siemens’ Annual Report and Form 20-F include:
•	Authorities in Nigeria have conducted searches of the premises of Siemens Ltd. Nigeria in connection with an investigation into alleged illegal payments to Nigerian public officials between 2002 and 2005. According to press accounts, the Nigerian government has announced that it will suspend dealings with Siemens pending the results of the investigation.

•	On December 11, 2007, the Norwegian public prosecutor’s office conducted a search of Siemens AS Norway’s offices as well as several private homes in connection with payments made by Siemens for golf trips in 2003 and 2004, which were attended by members of the Norwegian Department of Defense. In light of this and the previously reported investigation of allegations of bribery and overcharging of the Department of Defense related to the awarding of a contract for the delivery of communication equipment, the Department of Defense has announced that it will not conduct further business with Siemens at this time.

•	The public prosecutor in Milan is investigating allegations as to whether two employees of Siemens S.p.A. made illegal payments to employees of the state-owned gas and power group ENI. In November 2007, the public prosecutor filed charges against the two employees, Siemens S.p.A. and one of its subsidiaries, as well as against other individuals and companies not affiliated with Siemens.

•	Authorities in Russia have conducted a search of Siemens premises in Ekaterinenburg and Moscow in connection with an investigation into alleged embezzlement of public funds when awarding contracts to Siemens for the delivery of medical equipment to public authorities in Ekaterinenburg in the years 2003 to 2005. An employee of Siemens Russia has been arrested in connection with this investigation.

•	The Vienna Public Prosecutors have announced an investigation into payments relating to Siemens AG Austria and its subsidiary VAI for which a valid consideration could not be identified.

•	On January 22, 2008, the Malaysian Anti-Corruption Agency executed a search warrant at the premises of Siemens Malaysia and requested interviews with several employees of Siemens Malaysia in connection with an investigation into a project involving the PTD group.

•	Siemens has been contacted by representatives of regional development banks, including the Inter-American Development Bank, the Asian Development Bank, the African Development Bank, the European Bank for Reconstruction and Development and the European Investment Bank regarding anti-corruption inquiries and other matters of relevance to them.

•	As previously reported, in connection with the investigation relating to an agreement entered into by Siemens with an entity controlled by the former head of the independent employee association AUB (Arbeitsgemeinschaft Unabhängiger Betriebsangehöriger), in April 2007, a former member of the Managing Board was arrested and subsequently posted bail in the amount of €5 million and was released from custody. In connection with the posting of bail, a bank issued a bond (Bankbürgschaft) in the amount of €5 million, €4.5 million of which was guaranteed by the Company pursuant to the provisions of German law. The warrant associated with the arrest of the former member of the Managing Board has since been revoked and the bank bond, as well as the Company’s guarantee thereof, has been released.

•	Debevoise & Plimpton LLP, an independent external law firm engaged by the Company to conduct an independent and comprehensive investigation to determine whether anti-corruption regulations have been violated and to conduct an independent and comprehensive assessment of the Company’s compliance and control systems, has reported that it is investigating leads generated by the Company’s amnesty program, as well as other sources.

•	On January 4, 2008, the Competition Authority of Slovakia imposed a fine of €3.3 million on Siemens and VA Tech in connection with an investigation into possible anti-trust violations in the market for high-voltage gas-insulated switchgear. We have filed an appeal against this decision.

•	In December 2007, a suit and motion for approval of a class action was filed in Israel to commence a class action based on the fines imposed by the European Commission for alleged anti-trust violations in connection with high-voltage gas-insulated switchgear. Thirteen companies have been named as defendants in the suit and motion, among them Siemens AG Germany, Siemens AG Austria and Siemens Israel Ltd. The class action alleges damages to electricity consumers in Israel in the amount of approximately €575 million related to higher electricity prices claimed to have been paid because of the alleged anti-trust violations. The court has not yet ruled on the motion for approval of the class action.
The Company remains subject to corruption-related investigations in the United States and other jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law, including the Foreign Corrupt Practices Act (FCPA). In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery and other illegal acts. The Company’s operating activities, financial results and reputation may also be negatively affected, particularly due to imposed penalties, fines, disgorgements, compensatory damages, the formal or informal exclusion from public procurement contracts or the loss of business licenses or permits. In addition to the amounts previously reported, including the fine imposed by the Munich district court, no material charges or provisions for any such penalties, fines, disgorgements or damages have been recorded or accrued as management does not yet have enough information to estimate such amounts reliably. We expect that we will need to record expenses and provisions in the future for penalties, fines or other charges, which could be material, in connection with the investigations. On January 24, 2008, the Company announced, at the Annual Shareholders’ Meeting, that the Securities and Exchange Commission and the Department of Justice have agreed to begin discussions with the Company in the near future regarding a possible settlement of their investigations into possible violations of U.S. law in connection with allegations of corruption. We will also have to bear the costs of continuing investigations and related legal proceedings, as well as the costs of on-going remediation efforts. Furthermore, changes affecting the Company’s course of business or changes to its compliance programs beyond those already taken may be required.
The first quarter of fiscal 2008 included a total of €127 million in expenses for outside advisors engaged by Siemens in connection with the investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities.
Subsequent events
On January 1, 2008, we implemented a new organizational structure, with sectors and subordinated divisions. External financial reporting for the three sectors, which will constitute reportable segments and 14 divisions will begin in the third quarter of fiscal 2008. The Industry sector comprises six divisions: Industry Automation, Drive Technology, Building Technologies, Industry Solutions, Mobility and Osram. The Energy sector will be reported in five divisions: Fossil Power Generation, Renewable Energy, Oil & Gas, Power Transmission, and Power Distribution. Financial results of Service Rotating Equipment will be reflected in Fossil Power Generation and Oil & Gas. The Healthcare sector is composed of three divisions: Imaging & IT, Workflow & Solutions and Diagnostics. All three sectors will be supported by cross-sector organizations that provide IT services (SIS) and financial services (SFS).
Within our strategic Fit42010 program, which aims to achieve sustainable and profitable growth and to increase the value of the company, we defined among other goals margin ranges for our businesses. On January 24, 2008, we announced margin ranges for the Industry and Energy sectors and for 14 Divisions. The margin range for the Healthcare sector was previously announced in November 2007 (see Annual Report for fiscal 2007).

The new margin ranges for the Sectors and Divisions of our strategic Fit42010 program are:

Industry Sector: Target range 9 — 13% (previously 9 — 11% on a comparable basis)
Division	Target range 2010	Former target range*
Industry Automation	12 — 17%	12 — 15% (A&D)
Drive Technology	11 — 16%
Building Technologies	7 — 10%	7 — 9% (SBT)
Osram	10 — 12%	10 — 12% (Osram)
Industry Solutions	5 — 7%	5 — 7% (I&S)
Mobility	5 — 7%	5 — 7% (TS)

Energy Sector: Target range 11 — 15% (previously 9 — 13% on a comparable basis)
Division	Target range 2010	Former target range*
Fossil Power Generation	11 — 15%	10 — 14% (PG) 5 — 7% (I&S)
Renewable Energy	12 — 16%
Oil & Gas	10 — 14%
Power Transmission	10 — 14%	7 — 10% (PTD)
Power Distribution	11 — 15%

Healthcare Sector: Target range 14 — 17% (previously 13 — 15% on a comparable basis)
Division	Target range 2010	Former target range*
Imaging & IT	14 — 17%
Workflow & Solutions	11 — 14%	13 — 15% (Med)
Diagnostics	16 — 19%

*	New 2010 target range and previous target range in part not directly comparable due to changed organizational structure.
For information regarding the new members of the Company’s Supervisory Board, as elected at the Annual Shareholders’ Meeting on January 24, 2008, see “Notes to Interim Consolidated Financial Statements.”
At the Annual Shareholders’ Meeting on January 24, 2008, the Company’s shareholders authorized the Company to repurchase up to 10% of the common stock existing on the date of the Annual Shareholders’ Meeting. The authorization will become effective as of March 1, 2008, and will remain in force until July 23, 2009. The authorization to acquire Siemens shares as approved at the Annual Shareholders’ Meeting on January 25, 2007 (for further information see Consolidated Financial Statements as of September 30, 2007) will terminate on the effective date of the new authorization.
On January 28, 2008, we launched the first tranche of the share buyback program that we had announced in November 2007. Until the end of April 2008, we intend to acquire shares in the amount of approximately €2 billion for the purpose of cancellation and reduction of capital stock and, to a lesser extent, to fulfill obligations arising out of stock compensation programs. We expect to conduct share repurchases with a total volume of up to €10 billion by 2010.

Outlook
In fiscal 2008, we expect to achieve our previously announced full-year growth targets: increasing our revenue by at least twice the rate of global GDP growth, and increasing Group profit from Operations at a rate at least twice as high as our rate of revenue growth. Potential effects related to compliance matters are not yet quantified. Also effects from our new program to reduce our marketing, selling and administrative expense by 10-20% by the end of 2010 are not yet quantified and are not expected to have a material savings impact already in fiscal 2008.
During fiscal 2008, we intend to continue to sell real estate assets, with corresponding contributions to cash flows and income. We also expect to take measures aimed at streamlining Other Operations. In coming quarters these initiatives may lead to proceeds that affect cash flows, and to charges, gains or losses that affect net income and EPS.
Our business, financial condition or results of operation could suffer material adverse effects as a result of certain other risks. For an overview of the Company’s risk factors as well as its opportunities see our Annual Report for fiscal 2007.

Return on capital employed (ROCE), Free cash flow and Cash conversion rate are non-GAAP financial measures. A reconciliation of these amounts to the most directly comparable IFRS financial measures is available on our Investor Relations website under www.siemens.com/ir -> Financial Publications -> Quarterly Reports. “Group profit from operations” is reconciled to “Income before income taxes” of Operations under “Reconciliation to financial statements” in the table “Segment Information.”
This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect our operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions (including margin developments in major business areas); the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; changes in currency exchange rates and interest rates; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings, especially the corruption investigations we are currently subject to in Germany, the United States and elsewhere; the potential impact of such investigations and proceedings on our ongoing business including our relationships with governments and other customers; the potential impact of such matters on our financial statements; as well as various other factors. More detailed information about certain of these factors is contained throughout this report and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

SIEMENS
CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three months ended December 31, 2007 and 2006
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2008	2007	2008	2007	2008	2007	2008	2007
Revenue	18,400	16,729	(365)	(368)	18,193	16,502	572	595
Cost of goods sold and services rendered	(13,095)	(12,264)	365	368	(13,006)	(12,149)	(454)	(483)

Gross profit	5,305	4,465	—	—	5,187	4,353	118	112
Research and development expenses	(847)	(725)	—	—	(847)	(725)	—	—
Marketing, selling and general administrative expenses	(3,055)	(2,672)	(1)	(1)	(2,974)	(2,579)	(80)	(92)
Other operating income	190	213	(18)	(23)	76	159	132	77
Other operating expense	(206)	(498)	—	—	(202)	(492)	(4)	(6)
Income from investments accounted for using the equity method, net	108	143	—	—	90	126	18	17
Financial income (expense), net	22	11	29	70	(39)	(103)	32	44

Income from continuing operations before income taxes	1,517	937	10	46	1,291	739	216	152
Income taxes (1)	(439)	(316)	(3)	(16)	(373)	(249)	(63)	(51)

Income from continuing operations	1,078	621	7	30	918	490	153	101
Income from discontinued operations, net of income taxes	5,397	167	—	—	5,396	167	1	—

Net income	6,475	788	7	30	6,314	657	154	101

Attributable to:
Minority interest	43	49
Shareholders of Siemens AG	6,432	739
Basic earnings per share
Income from continuing operations	1.14	0.65
Income from discontinued operations	5.90	0.18

Net income	7.04	0.83

Diluted earnings per share
Income from continuing operations	1.13	0.64
Income from discontinued operations	5.87	0.16

Net income	7.00	0.80

CONSOLIDATED STATEMENTS OF INCOME AND EXPENSE RECOGNIZED IN EQUITY (unaudited) For the three months ended December 31, 2007 and 2006 (in millions of €)

	Siemens
	2008	2007

Net income	6,475	788
Currency translation differences	(267)	(167)
Available-for-sale financial assets	10	42
Derivative financial instruments	44	53
Actuarial gains and losses on pension plans and similar commitments	19	509

Total income and expense recognized directly in equity, net of tax (2) (3)	(194)	437

Total income and expense recognized in equity	6,281	1,225

Attributable to:
Minority interest	40	37
Shareholders of Siemens AG	6,241	1,188

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.

(2)	Includes €25 and €5 in 2008 and 2007, respectively, resulting from investments accounted for using the equity method.

(3)	Includes minority interest of €(3) and €(12) in 2008 and 2007, respectively, relating to currency translation differences.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS
CONSOLIDATED BALANCE SHEETS (unaudited)
As of December 31, 2007 and September 30, 2007
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	12/31/07	9/30/07	12/31/07	9/30/07	12/31/07	9/30/07	12/31/07	9/30/07
ASSETS
Current assets
Cash and cash equivalents	6,158	4,005	5,048	2,740	1,077	1,195	33	70
Available-for-sale financial assets	198	193	1	—	170	162	27	31
Trade and other receivables	15,476	14,620	3	—	13,792	12,589	1,681	2,031
Other current financial assets	3,320	2,932	295	366	1,631	1,427	1,394	1,139
Intragroup receivables	—	—	(17,693)	(10,401)	17,688	10,355	5	46
Inventories	13,501	12,930	(1)	(2)	13,420	12,850	82	82
Income tax receivables	461	398	4	1	449	352	8	45
Other current assets	1,519	1,322	—	—	1,354	1,183	165	139
Assets classified as held for disposal	2,216	11,532	(16)	(345)	2,182	11,843	50	34

Total current assets	42,849	47,932	(12,359)	(7,641)	51,763	51,956	3,445	3,617

Goodwill	15,432	12,501	—	—	15,312	12,375	120	126
Other intangible assets	5,614	4,619	—	—	5,601	4,605	13	14
Property, plant and equipment	10,740	10,555	—	—	7,124	6,896	3,616	3,659
Investments accounted for using the equity method	7,040	7,016	—	—	6,802	6,791	238	225
Other financial assets	5,779	5,561	624	454	1,247	1,353	3,908	3,754
Intragroup receivables	—	—	(372)	(479)	372	479	—	—
Deferred tax assets	2,250	2,594	(113)	17	2,276	2,488	87	89
Other assets	962	777	1	1	901	715	60	61

Total assets	90,666	91,555	(12,219)	(7,648)	91,398	87,658	11,487	11,545

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	2,273	5,637	1,664	5,095	470	362	139	180
Trade payables	7,897	8,382	(2)	13	7,653	7,951	246	418
Other current financial liabilities	2,226	2,553	670	754	1,431	1,712	125	87
Intragroup liabilities	—	—	(20,229)	(15,170)	15,236	10,551	4,993	4,619
Current provisions	3,545	3,581	—	—	3,493	3,521	52	60
Income tax payables	2,043	2,141	6	19	1,993	2,069	44	53
Other current liabilities	17,810	17,058	164	166	17,419	16,663	227	229
Liabilities associated with assets classified as held for disposal	1,623	4,542	(54)	(4,211)	1,635	8,753	42	—

Total current liabilities	37,417	43,894	(17,781)	(13,334)	49,330	51,582	5,868	5,646

Long-term debt	9,725	9,860	8,822	8,901	548	548	355	411
Pension plans and similar commitments	2,517	2,780	—	—	2,517	2,779	—	1
Deferred tax liabilities	562	580	(428)	(379)	587	561	403	398
Provisions	2,132	2,103	—	—	2,018	1,983	114	120
Other financial liabilities	357	411	56	120	233	246	68	45
Other liabilities	2,251	2,300	9	9	2,165	2,214	77	77
Intragroup liabilities	—	—	(2,897)	(2,965)	78	79	2,819	2,886

Total liabilities	54,961	61,928	(12,219)	(7,648)	57,476	59,992	9,704	9,584

Equity
Common stock, no par value (1)	2,743	2,743
Additional paid-in capital	6,019	6,080
Retained earnings	26,904	20,453
Other components of equity	(490)	(280)
Treasury shares, at cost (2)	(66)	—

Total equity attributable to shareholders of Siemens AG	35,110	28,996

Minority interest	595	631

Total equity	35,705	29,627	—	—	33,922	27,666	1,783	1,961

Total liabilities and equity	90,666	91,555	(12,219)	(7,648)	91,398	87,658	11,487	11,545

(1)	Authorized: 1,137,913,421 and 1,137,913,421 shares, respectively.

Issued: 914,203,421 and 914,203,421 shares, respectively.

(2)	627,132 and 383 shares, respectively.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS
CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the three months ended December 31, 2007 and 2006
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2008	2007	2008	2007	2008	2007	2008	2007
Cash flows from operating activities
Net income	6,475	788	7	30	6,314	657	154	101
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments	754	674	—	—	643	570	111	104
Income taxes	390	353	3	16	324	286	63	51
Interest (income) expense, net	34	19	(65)	(64)	129	114	(30)	(31)
(Gains) on sales and disposals of businesses, intangibles and property, plant and equipment, net	(5,683)	(161)	—	—	(5,576)	(111)	(107)	(50)
(Gains) on sales of investments, net (1)	(6)	(32)	—	—	(5)	(18)	(1)	(14)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	(1)	2	—	—	(1)	2	—	—
(Income) from investments (1)	(117)	(166)	—	—	(97)	(147)	(20)	(19)
Other non-cash (income) expenses	(26)	36	148	40	(168)	3	(6)	(7)
Change in current assets and liabilities
(Increase) decrease in inventories	(614)	(935)	—	—	(612)	(891)	(2)	(44)
(Increase) decrease in trade and other receivables	(751)	(1,333)	355	512	(1,100)	(1,860)	(6)	15
(Increase) decrease in other current assets	(123)	(894)	99	(172)	(202)	(610)	(20)	(112)
Increase (decrease) in trade payables	(523)	(390)	(50)	(36)	(315)	(309)	(158)	(45)
Increase (decrease) in current provisions	231	(128)	—	—	248	(126)	(17)	(2)
Increase (decrease) in other current liabilities	591	2,492	(144)	241	692	2,124	43	127
Change in other assets and liabilities	(425)	(474)	(28)	8	(418)	(450)	21	(32)
Income taxes paid	(416)	(639)	(2)	(20)	(367)	(554)	(47)	(65)
Dividends received	11	14	—	—	9	12	2	2
Interest received	206	198	57	64	38	32	111	102

Net cash provided by (used in) operating activities — continuing and discontinued operations	7	(576)	380	619	(464)	(1,276)	91	81
Net cash provided by (used in) operating activities — continuing operations	487	253	380	619	16	(447)	91	81
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(808)	(759)	—	—	(610)	(633)	(198)	(126)
Acquisitions	(4,463)	(620)	—	—	(4,463)	(620)	—	—
Purchases of investments (1)	(94)	(68)	—	—	(81)	(65)	(13)	(3)
Purchases of current available-for-sale financial assets	(5)	(15)	—	—	(2)	—	(3)	(15)
(Increase) decrease in receivables from financing activities	(413)	(391)	(352)	(519)	—	—	(61)	128
Proceeds from sales of investments, intangibles and property, plant and equipment (1)	341	196	—	—	168	121	173	75
Proceeds from disposals of businesses	11,062	10	—	—	11,052	10	10	—
Proceeds from sales of current available-for-sale financial assets	9	13	—	—	3	11	6	2

Net cash provided by (used in) investing activities — continuing and discontinued operations	5,629	(1,634)	(352)	(519)	6,067	(1,176)	(86)	61
Net cash provided by (used in) investing activities — continuing operations	(5,267)	(1,370)	(352)	(519)	(4,829)	(912)	(86)	61
Cash flows from financing activities
Proceeds from issuance of common stock	—	30	—	—	—	30	—	—
Purchase of common stock	(340)	—	—	—	(340)	—	—	—
Proceeds from re-issuance of treasury stock	189	—	—	—	189	—	—	—
Change in short-term debt	(3,573)	1,022	(3,201)	739	(298)	297	(74)	(14)
Interest paid	(268)	(163)	(232)	(126)	(21)	(23)	(15)	(14)
Dividends paid to minority shareholders	(35)	(39)	—	—	(35)	(39)	—	—
Intragroup financing	—	—	5,744	(2,599)	(5,793)	2,718	49	(119)

Net cash provided by (used in) financing activities — continuing and discontinued operations	(4,027)	850	2,311	(1,986)	(6,298)	2,983	(40)	(147)
Net cash provided by (used in) financing activities — continuing operations	6,992	(547)	2,311	(1,986)	4,721	1,586	(40)	(147)
Effect of exchange rates on cash and cash equivalents	(47)	(28)	(31)	(20)	(15)	(8)	(1)	—
Net increase (decrease) in cash and cash equivalents	1,562	(1,388)	2,308	(1,906)	(710)	523	(36)	(5)
Cash and cash equivalents at beginning of period	4,940	10,214	2,740	9,072	2,130	1,109	70	33

Cash and cash equivalents at end of period	6,502	8,826	5,048	7,166	1,420	1,632	34	28
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	344	383	—	—	343	383	1	—

Cash and cash equivalents at end of period (Consolidated balance sheets)	6,158	8,443	5,048	7,166	1,077	1,249	33	28

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets or accounted for using the equity method.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS
CONSOLIDATED CHANGES IN EQUITY (unaudited)
For the three months ended December 31, 2007 and 2006
(in millions of €)

				Other components of equity
					Available-				Total equity
		Additional		Currency	for-sale	Derivative		Treasury	attributable
	Common	paid-in	Retained	translation	financial	financial		shares	to shareholders	Minority	Total
	stock	capital	earnings	differences	assets	instruments	Total	at cost	of Siemens AG	interest	equity
Balance at October 1, 2006	2,673	5,662	16,702	91	96	(31)	156	—	25,193	702	25,895

Income and expense recognized in equity	—	—	1,248	(155)	42	53	(60)	—	1,188	37	1,225
Dividends	—	—	—	—	—	—	—	—	—	(44)	(44)
Issuance of common stock and share-based payment	2	42	—	—	—	—	—	—	44	—	44
Purchase of common stock	—	—	—	—	—	—	—	—	—	—	—
Re-issuance of treasury stock	—	—	—	—	—	—	—	—	—	—	—
Other changes in equity	—	—	—	—	—	—	—	—	—	(13)	(13)

Balance at December 31, 2006	2,675	5,704	17,950	(64)	138	22	96	—	26,425	682	27,107

Balance at October 1, 2007	2,743	6,080	20,453	(475)	126	69	(280)	—	28,996	631	29,627

Income and expense recognized in equity	—	—	6,451	(264)	10	44	(210)	—	6,241	40	6,281
Dividends	—	—	—	—	—	—	—	—	—	(32)	(32)
Issuance of common stock and share-based payment	—	18	—	—	—	—	—	—	18	—	18
Purchase of common stock	—	—	—	—	—	—	—	(340)	(340)	—	(340)
Re-issuance of treasury stock	—	(79)	—	—	—	—	—	274	195	—	195
Other changes in equity	—	—	—	—	—	—	—	—	—	(44)	(44)

Balance at December 31, 2007	2,743	6,019	26,904	(739)	136	113	(490)	(66)	35,110	595	35,705

SIEMENS
SEGMENT INFORMATION (continuing operations — unaudited)
As of and for the three months ended December 31, 2007 and 2006 and as of September 30, 2007
(in millions of €)

																	Additions to
																	intangible assets		Amortization,
					Intersegment						Net capital						and property, plant		depreciation and
	New orders		External revenue		revenue		Total revenue		Group profit(1)		employed(2)		Free cash flow(3)				and equipment		impairments(4)
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	12/31/07	9/30/07	2008		2007		2008	2007	2008	2007
Operations Groups
Automation and Drives (A&D)	4,783	4,019	3,642	3,005	446	385	4,088	3,390	655	450	7,255	7,026	299		123		83	93	112	70
Industrial Solutions and Services (I&S)	3,292	3,057	2,006	1,843	245	230	2,251	2,073	121	90	1,189	1,198	151		(25)		16	17	22	27
Siemens Building Technologies (SBT)	1,295	1,386	1,182	1,195	19	18	1,201	1,213	78	72	1,888	1,807	(18)		(56)		20	48	28	27
Osram	1,193	1,174	1,189	1,171	4	3	1,193	1,174	126	123	2,233	1,994	(107)		(55)		96	69	57	61
Transportation Systems (TS)	1,440	1,219	1,042	1,061	6	12	1,048	1,073	22	47	(293)	(58)	287		99		14	11	13	13
Power Generation (PG)	5,892	5,017	2,966	2,710	3	16	2,969	2,726	135	169	1,257	1,371	274		63		56	31	53	53
Power Transmission and Distribution (PTD)	2,809	3,146	1,830	1,613	126	115	1,956	1,728	204	130	2,126	1,865	10		26		31	44	25	26
Medical Solutions (Med)	2,806	2,211	2,641	2,088	12	14	2,653	2,102	332	304	13,284	8,234	69		121		140	96	150	77
Siemens IT Solutions and Services (SIS)	1,225	1,361	1,007	1,018	333	296	1,340	1,314	70	26	504	253	(144)		(123)		22	54	57	71
Strategic Equity Investments (SEI)	—	—	—	—	—	—	—	—	26	52	5,290	4,891	—		—		—	—	—	—
Other Operations	735	752	610	714	98	86	708	800	(50)	22	24	181	(141)		(167)		26	25	24	32

Total Operations Groups	25,470	23,342	18,115	16,418	1,292	1,175	19,407	17,593	1,719	1,485	34,757	28,762	680		6		504	488	541	457
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,442)	(1,352)	30	23	(1,244)	(1,114)	(1,214)	(1,091)	(307)	(658)	(3,037)	(3,536)	(1,170	)(5)	(940	)(5)	2	(1)	(8)	(7)
Other interest expense	—	—	—	—	—	—	—	—	(121)	(88)	—	—	—		—		—	—	—	—
Other assets related and miscellaneous reconciling items	—	—	—	—	—	—	—	—	—	—	59,678	62,432	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	24,028	21,990	18,145	16,441	48	61	18,193	16,502	1,291	739	91,398	87,658	(490)		(934)		506	487	533	450

									Income before
									income taxes		Total assets

Financing and Real Estate Groups
Siemens Financial Services (SFS)	182	178	156	153	25	24	181	177	77	83	8,933	8,912	(120)		(36)		143	82	71	64
Siemens Real Estate (SRE)	394	421	99	135	295	286	394	421	139	69	3,145	3,091	(32)		(45)		55	44	39	40
Eliminations	(3)	(3)	—	—	(3)	(3)	(3)	(3)	—	—	(591)	(458)	45	(5)	36	(5)	—	—	—	—

Total Financing and Real Estate	573	596	255	288	317	307	572	595	216	152	11,487	11,545	(107)		(45)		198	126	110	104

Eliminations, reclassifications and Corporate Treasury	(359)	(342)	—	—	(365)	(368)	(365)	(368)	10	46	(12,219)	(7,648)	380	(5)	619	(5)	—	—	—	—

Siemens	24,242	22,244	18,400	16,729	—	—	18,400	16,729	1,517	937	90,666	91,555	(217)		(360)		704	613	643	554

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes and may exclude other categories of items which are not allocated to the Groups since the Managing Board does not regard such items as indicative of the Group’s performance.

(2)	Net capital employed of the Operations Groups represents total assets less tax assets, provisions and non-interest bearing liabilities other than tax liabilities.

(3)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment.

(4)	Amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment. Goodwill impairment and impairment of non-current available-for-sale financial assets and investments accounted for under the equity method for Siemens amount to €87 and €5 for the three months ended December 31, 2007 and 2006, respectively.

(5)	Includes cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income. Furthermore, the reclassification of interest payments in the Consolidated Statements of Cash Flow from operating activities into financing activities is shown in Eliminations. Interest payments are external interest paid as well as intragroup interest paid and received.
In November 2007, the Company announced plans to organize its operations in the three Sectors Industry, Energy and Healthcare into related Divisions beginning January 2008. The Company’s financial reporting will be adapted to reflect the new organizational structure and the new form will be published for the first time in the third quarter of fiscal 2008.

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
NOTES
1. Basis of presentation
The accompanying Interim Consolidated Financial Statements present the operations of Siemens AG and its subsidiaries, (the Company or Siemens). The Interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (EU). The Interim Consolidated Financial Statements also comply with IFRS as issued by the IASB.
Siemens prepares and reports its Interim Consolidated Financial Statements in euros (€). Siemens is a German based multinational corporation with a balanced business portfolio of activities predominantly in the field of electronics and electrical engineering.
Interim financial statements—The accompanying Consolidated Balance Sheets as of December 31, 2007, the Consolidated Statements of Income and Income and Expense Recognized in Equity for the three months ended December 31, 2007 and 2006, the Consolidated Statements of Cash Flow for the three months ended December 31, 2007 and 2006 and the Notes to Interim Consolidated Financial Statements are unaudited and have been prepared for interim financial information. These interim financial statements have been prepared in compliance with International Accounting Standard (IAS) 34, Interim financial reporting, and should be read in connection with the Consolidated Financial Statements prepared for fiscal 2007. The interim financial statements are based on the accounting principles and practices applied in the preparation of the financial statements for fiscal 2007. In the opinion of management, these unaudited Interim Consolidated Financial Statements include all adjustments of a normal and recurring nature and necessary for a fair presentation of results for the interim periods. Results for the three months ended December 31, 2007 are not necessarily indicative of future results.
Financial statement presentation—The presentation of the Company’s worldwide financial data (Siemens) is accompanied by a component model presentation that shows the worldwide financial position, results of operations and cash flows for the operating businesses (Operations) separately from those for financing and real estate activities (Financing and Real Estate), the Corporate Treasury and certain elimination and reclassification effects (Eliminations, reclassifications and Corporate Treasury). These components contain the Company’s reportable segments (also referred to as “Groups”). The financial data presented for these components are not intended to present the financial position, results of operations and cash flows as if they were separate entities under IFRS. See also Note 14. The information disclosed in these Notes relates to Siemens unless otherwise stated.
Basis of consolidation—The Interim Consolidated Financial Statements include the accounts of Siemens AG and its subsidiaries which are directly or indirectly controlled. Control is generally conveyed by ownership of the majority of voting rights. Additionally, the Company consolidates special purpose entities (SPEs) when, based on the evaluation of the substance of the relationship with Siemens, the Company concludes that it controls the SPE. Associated companies—companies in which Siemens has the ability to exercise significant influence over operating and financial policies (generally through direct or indirect ownership of 20% to 50% of the voting rights)—are recorded in the Interim Consolidated Financial Statements using the equity method of accounting. Companies in which Siemens has joint control are also recorded using the equity method.
Use of estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Income taxes—The current tax expense in interim periods is based on the current estimated annual effective tax rate.
Reclassification—The presentation of certain prior-year information has been reclassified to conform to the current year presentation.

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

2. Acquisitions, dispositions and discontinued operations
a)	Acquisitions
At the beginning of November 2007, Siemens completed the acquisition of Dade Behring Holdings, Inc. (Dade Behring), USA, a leading manufacturer and distributor of diagnostic products and services to clinical laboratories. Dade Behring, which was consolidated as of November 2007, will be integrated into Medical Solutions’ (Med) Diagnostics division. The aggregate consideration, including the assumption of debt, amounts to approximately €4.8 billion (including €68 cash acquired). The company has not yet finalized the purchase price allocation. Based on the preliminary purchase price allocation, approximately €1,238 was allocated to intangible assets subject to amortization and approximately €3,241 was recorded as goodwill.
b)	Dispositions and discontinued operations
ba)	Siemens VDO Automotive (SV)
At the beginning of December 2007, Siemens sold its SV activities to Continental AG, Hanover, Germany for a sales price of approximately €11.4 billion. The transaction resulted in a preliminary gain, net of related costs of €5,523 which is included in discontinued operations. The historical results of SV are reported as discontinued operations in the Consolidated Statements of Income for all periods presented.
The net results of SV presented in the Consolidated Statements of Income consist of the following components:

	Three months ended
	December 31,
	2007	2006
Revenue	1,842	2,418
Costs and expenses	(1,958)	(2,290)
Gain on disposal	5,523	—

Income from discontinued operations before income taxes	5,407	128

Income taxes	37	(35)

Income from discontinued operations, net of income taxes	5,444	93

As a result of taxable reorganizations in fiscal 2007, prior to the completion of the sale, no disposal gain related income taxes arose on the disposal of SV in December 2007.
bb)	Communications (Com)
The historical results of the former operating segment Com, with the exception of certain business activities which are now part of Other Operations and A&D (see Note 14 for further information), are reported as discontinued operations in the Company’s Consolidated Statements of Income for all periods presented. The Com activities previously included the Mobile Devices (MD) business, which was sold in fiscal 2005, and the carrier-related operations which were contributed to Nokia Siemens Networks B.V., the Netherlands (NSN) in April 2007. The Company is actively pursuing its plan to dispose of the enterprise networks business, which was also previously included in Com, and expects to finalize the disposal in the first half of calendar year 2008.
The assets and liabilities of the above transactions were classified on the balance sheet as held for disposal and measured at the lower of their carrying amount and fair value less costs to sell. As of December 31, 2007 and as of September 30, 2007, the assets and liabilities classified as held for disposal include the assets and liabilities of the enterprise networks business and also certain amounts relating to the carrier-related operations.
The carrying amounts of the major classes of assets and liabilities classified as held for disposal and relating to the above transactions were as follows:

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

	December 31,	September 30,
	2007	2007
Cash and cash equivalents*	330	750
Trade and other receivables	607	572
Inventories	248	246
Other financial assets	257	265
Other assets	288	287

Assets classified as held for disposal	1,730	2,120

Trade payables	389	388
Current provisions	68	67
Pension plans and similar commitments	223	148
Payroll and social security taxes	87	101
Other liabilities	652	694

Liabilities associated with assets classified as held for disposal	1,419	1,398

*	As of September 30, 2007, this caption also includes a portion still related to the carrier operations.
The consolidated balance sheet as of December 31, 2007 includes €486 of assets and €204 of liabilities classified as held for disposal relating to minor transactions not presented as discontinued operations.
The net results of Com presented in the Consolidated Statements of Income as discontinued operations consist of the following components:

	Three months ended December 31,
	2007	2006
Revenue	769	2,997
Costs and expenses	(828)	(2,920)
Income (loss) from discontinued operations before income taxes	(59)	77

Income taxes	12	(3)

Income (loss) from discontinued operations, net of income taxes	(47)	74

The net result of discontinued operations for the three months ended December 31, 2007 includes losses from the remeasurement of the enterprise networks business to fair value less costs to sell of €23. Included in the amount of €(47) above are also legal and regulatory expenses related to Com (see Note 11 for additional information).
3. Other operating income

	Three months ended December 31,
	2007	2006
Gains on sales of property, plant and equipment and intangibles	112	57
Gains on disposals of businesses	45	110
Other	33	46

	190	213

Gains on disposals of businesses for the three months ended December 31, 2006 includes the gain of €76 on the sale of Siemens Dispolok GmbH Germany, which was part of the Group Transportation Systems (TS), to Mitsui Group.

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

4. Other operating expense

	Three months ended
	December 31,
	2007	2006
Impairment of goodwill	(73)	—
Losses on sales of property, plant and equipment and intangibles	(7)	(8)
Losses on disposals of businesses	(5)	(8)
Other	(121)	(482)

	(206)	(498)

Impairment of goodwill in the three months ended December 31, 2007 includes €(70) related to the buildings and infrastructure activities which were acquired as part of the VA Technologie AG acquisition in fiscal 2005 and which are included in Other Operations (see also Note 6).
Other for the three months ended December 31, 2007 includes €(93) for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities (see Notes 11 and 14 for additional information). Other for the three months ended December 31, 2006 includes a €(423) impact related to a fine imposed by the European Commission in connection with an antitrust investigation involving suppliers of high-voltage gas-isolated switching systems in the power transmission and distribution industry between 1988 and 2004. The fine was not deductible for income tax purposes.
5. Financial income (expense), net

	Three months ended
	December 31,
	2007	2006
Interest expense, net	(4)	(15)
Income from pension plans and similar commitments, net	35	48
Income from available-for-sale financial assets, net	11	17
Other financial expense, net	(20)	(39)

	22	11

The total amounts of interest income and expense were as follows:

	Three months ended
	December 31,
	2007	2006
Interest income	230	204
Interest expense	(234)	(219)

Interest expense, net	(4)	(15)

Thereof: Interest income (expense) of Operations, net	21	(21)
Thereof: Other interest income (expense), net	(25)	6
Interest income (expense) of Operations, net includes interest income and expense primarily related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Other interest income (expense), net includes all other interest amounts primarily consisting of interest relating to corporate debt and related hedging activities, as well as interest income on corporate assets.

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

The components of Income from pension plans and similar commitments, net were as follows:

	Three months ended
	December 31,
	2007	2006
Expected return on plan assets	369	356
Interest cost	(334)	(308)

Income from pension plans and similar commitments, net	35	48

Service cost for pension plans and similar commitments are allocated among functional costs (Cost of goods sold and services rendered, Research and development expenses, Marketing, selling and general administrative expenses).
The components of Income from available-for-sale financial assets, net were as follows:

	Three months ended
	December 31,
	2007	2006
Dividends received	8	12
Impairment	(11)	(10)
Gains on sales, net	7	30
Other	7	(15)

Income from available-for-sale financial assets, net	11	17

6. Goodwill

	December 31,	September 30,
	2007	2007
Operations
Automation and Drives (A&D)	2,799	2,871
Industrial Solutions and Services (I&S)	1,026	1,048
Siemens Building Technologies (SBT)	602	610
Osram	88	79
Transportation Systems (TS)	180	181
Power Generation (PG)	1,567	1,582
Power Transmission and Distribution (PTD)	568	578
Medical Solutions (Med)	8,327	5,197
Siemens IT Solutions and Services (SIS)	125	129
Other Operations	30	100
Financing and Real Estate
Siemens Financial Services (SFS)	120	126
Siemens Real Estate (SRE)	—	—

Siemens	15,432	12,501

The net increase in goodwill of €2,931 during the three months ended December 31, 2007 results from €3,264 related to acquisitions and purchase accounting adjustments, offset by €(246) primarily for U.S.$. currency translation adjustments, €(73) impairment relating predominantly to Other Operations (see also Note 4) and reclassifications to Assets classified as held for disposal of €(14). Acquisitions and purchase accounting adjustments related primarily to Med’s acquisition of Dade Behring (see Note 2 for further information).

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

7. Other intangible assets

	December 31,	September 30,
	2007	2007
Software and other internally generated intangible assets	2,474	2,362
Less: accumulated amortization	(1,505)	(1,468)

Software and other internally generated intangible assets, net	969	894

Patents, licenses and similar rights	6,410	5,406
Less: accumulated amortization	(1,765)	(1,681)

Patents, licenses and similar rights, net	4,645	3,725

Other intangible assets	5,614	4,619

The increase in Other intangible assets during the three months ended December 31, 2007 is primarily due to the acquisition of Dade Behring (see Note 2 for further information).
Amortization expense for the three months ended December 31, 2007 and 2006 reported in Income from continuing operations before income taxes amounted to €196 and €133, respectively.
8. Pension plans and similar commitments
Principal pension benefits: Components of net periodic benefit cost

	Three months ended			Three months ended
	December 31, 2007			December 31, 2006
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	136	76	60	178	94	84
Interest cost	320	193	127	312	183	129
Expected return on plan assets	(374)	(232)	(142)	(384)	(240)	(144)
Amortization of past service cost (benefit)	(1)	—	(1)	(1)	—	(1)
Loss (gain) due to settlements and curtailments	(35)	(21)	(14)	4	—	4
Net periodic benefit cost	46	16	30	109	37	72

Germany	16			37
U.S.	29			37
U.K.	13			26
Other	(12)			9
Net periodic benefit cost in the tables above includes amounts related to discontinued operations. During the three months ended December 31, 2007 and 2006, net periodic benefit cost related to discontinued operations was €(17) and €32, respectively. The amount for the three months ended December 31, 2007 includes a €(43) settlement gain as a result of the disposal of the SV pension liabilities upon closing of the transaction in December 2007 (see Note 2 for further information) and €26 other net periodic benefit cost of SV and Siemens enterprise networks business.
9. Shareholders’ equity
Treasury Stock
In the three months ended December 31, 2007, Siemens repurchased a total of 3,335,869 shares at an average price of €102.01 per share. During the three months ended December 31, 2007, a total of 2,709,120 shares of Treasury Stock were sold. Thereof, 2,702,512 shares were issued to share-based compensation plan participants to accommodate the exercise of stock options. The majority of the remaining treasury shares are to be issued to employees at preferential prices beginning in the second quarter of fiscal 2008 under an employee share purchase program with compensation character (see Note 12 for additional information).

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

Miscellaneous
On November 7, 2007, the Company announced a share buyback program with a total volume of up to €10 billion by 2010 (see also Note 15 for further information).
10. Commitments and contingencies
Guarantees and other commitments
The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantees:

	December 31,	September 30,
	2007	2007
Guarantees:
Credit guarantees	687	386
Guarantees of third-party performance	2,003	1,995
Herkules obligations*	3,890	4,200
Other guarantees	3,013	1,882

	9,593	8,463

*	For additional information on the Herkules obligations, see the Company’s Consolidated Financial Statements as of September 30, 2007.
The increase in Other guarantees as of December 31, 2007, is primarily due to the amounts related to the indemnification provisions related to the sale of the SV activities to Continental AG (see Note 2 for additional information).
11. Legal proceedings
As previously reported, public prosecutors and other government authorities in jurisdictions around the world are conducting investigations of Siemens and certain of our current and former employees regarding allegations of public corruption, including criminal breaches of fiduciary duty including embezzlement, as well as bribery, money laundering and tax evasion, among others. These investigations involve allegations of corruption at a number of Siemens’ business Groups.
For more information regarding these and other legal proceedings in which Siemens is involved, as well as the potential risks associated with such proceedings and their potential financial impact on the Company, please refer to Siemens’ Annual Report for the fiscal year ended September 30, 2007 (Annual Report) and its annual report on Form 20-F for the fiscal year ended September 30, 2007 (Form 20-F), and, in particular, to the information contained in “Item 3: Key Information — Risk Factors”, “Item 4: Information on the Company — Legal Proceedings”, “Item 5: Operating Financial Review and Prospects”, and “Item 15: Controls and Procedures” of the annual report on Form 20-F.
Developments regarding investigations and legal proceedings that have occurred since the publication of Siemens’ Annual Report and Form 20-F include:
•	Authorities in Nigeria have conducted searches of the premises of Siemens Ltd. Nigeria in connection with an investigation into alleged illegal payments to Nigerian public officials between 2002 and 2005. According to press accounts, the Nigerian government has announced that it will suspend dealings with Siemens pending the results of the investigation.
•	On December 11, 2007, the Norwegian public prosecutor’s office conducted a search of Siemens AS Norway’s offices as well as several private homes in connection with payments made by Siemens for golf trips in 2003 and 2004, which were attended by members of the Norwegian Department of Defense. In light of this and the previously reported investigation of allegations of bribery and overcharging of the Department of Defense related to the awarding of a contract for the delivery of communication equipment, the Department of Defense has announced that it will not conduct further business with Siemens at this time.

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

•	The public prosecutor in Milan is investigating allegations as to whether two employees of Siemens S.p.A. made illegal payments to employees of the state-owned gas and power group ENI. In November 2007, the public prosecutor filed charges against the two employees, Siemens S.p.A. and one of its subsidiaries, as well as against other individuals and companies not affiliated with Siemens.
•	Authorities in Russia have conducted a search of Siemens premises in Ekaterinenburg and Moscow in connection with an investigation into alleged embezzlement of public funds when awarding contracts to Siemens for the delivery of medical equipment to public authorities in Ekaterinenburg in the years 2003 to 2005. An employee of Siemens Russia has been arrested in connection with this investigation.
•	The Vienna Public Prosecutors have announced an investigation into payments relating to Siemens AG Austria and its subsidiary VAI for which a valid consideration could not be identified.
•	On January 22, 2008, the Malaysian Anti-Corruption Agency executed a search warrant at the premises of Siemens Malaysia and requested interviews with several employees of Siemens Malaysia in connection with an investigation into a project involving the PTD group.
•	Siemens has been contacted by representatives of regional development banks, including the Inter-American Development Bank, the Asian Development Bank, the African Development Bank, the European Bank for Reconstruction and Development and the European Investment Bank regarding anti-corruption inquiries and other matters of relevance to them.
•	As previously reported, in connection with the investigation relating to an agreement entered into by Siemens with an entity controlled by the former head of the independent employee association AUB (Arbeitsgemeinschaft Unabhängiger Betriebsangehöriger), in April 2007, a former member of the Managing Board was arrested and subsequently posted bail in the amount of €5 and was released from custody. In connection with the posting of bail, a bank issued a bond (Bankbürgschaft) in the amount of €5, €4.5 of which was guaranteed by the Company pursuant to the provisions of German law. The warrant associated with the arrest of the former member of the Managing Board has since been revoked and the bank bond, as well as the Company’s guarantee thereof, has been released.
•	Debevoise & Plimpton LLP, an independent external law firm engaged by the Company to conduct an independent and comprehensive investigation to determine whether anti-corruption regulations have been violated and to conduct an independent and comprehensive assessment of the Company’s compliance and control systems, has reported that it is investigating leads generated by the Company’s amnesty program, as well as other sources.
•	On January 4, 2008, the Competition Authority of Slovakia imposed a fine of €3.3 on Siemens and VA Tech in connection with an investigation into possible anti-trust violations in the market for high-voltage gas-insulated switchgear. We have filed an appeal against this decision.
•	In December 2007, a suit and motion for approval of a class action was filed in Israel to commence a class action based on the fines imposed by the European Commission for alleged anti-trust violations in connection with high-voltage gas-insulated switchgear. Thirteen companies have been named as defendants in the suit and motion, among them Siemens AG Germany, Siemens AG Austria and Siemens Israel Ltd. The class action alleges damages to electricity consumers in Israel in the amount of approximately €575 related to higher electricity prices claimed to have been paid because of the alleged anti-trust violations. The court has not yet ruled on the motion for approval of the class action.
The Company remains subject to corruption-related investigations in the United States and other jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law, including the Foreign Corrupt Practices Act (FCPA). In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery and other illegal acts. The Company’s operating activities, financial results and reputation may also be negatively affected, particularly due to imposed penalties, fines, disgorgements, compensatory damages, the formal or informal exclusion from public procurement contracts or the loss of business licenses or permits.

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

In addition to the amounts previously reported, including the fine imposed by the Munich district court, no material charges or provisions for any such penalties, fines, disgorgements or damages have been recorded or accrued as management does not yet have enough information to estimate such amounts reliably. We expect that we will need to record expenses and provisions in the future for penalties, fines or other charges, which could be material, in connection with the investigations. On January 24, 2008, the Company announced, at the Annual Shareholders’ Meeting, that the Securities and Exchange Commission and the Department of Justice have agreed to begin discussions with the Company in the near future regarding a possible settlement of their investigations into possible violations of U.S. law in connection with allegations of corruption. We will also have to bear the costs of continuing investigations and related legal proceedings, as well as the costs of on-going remediation efforts. Furthermore, changes affecting the Company’s course of business or changes to its compliance programs beyond those already taken may be required.
Information required under IAS 37 Provisions, Contingent Liabilities and Contingent Assets is not disclosed for certain legal proceedings, if the Company concludes that the disclosure can be expected to prejudice seriously the outcome of the litigation.
In addition to the investigations and legal proceedings described in Siemens’ Annual Report as well as in Form 20-F and as updated above, Siemens AG and its subsidiaries have been named as defendants in various other legal actions and proceedings arising in connection with their activities as a global diversified group. Some of these pending proceedings have been previously disclosed. Some of the legal actions include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. Siemens is from time to time also involved in regulatory investigations beyond those described in its Annual Report as well as Form 20-F and as updated above. Siemens is cooperating with the relevant authorities in several jurisdictions and, where appropriate, conducts internal investigations regarding potential wrongdoing with the assistance of in-house and external counsel. Given the number of legal actions and other proceedings to which Siemens is subject, some may result in adverse decisions. Siemens contests actions and proceedings when it considers it appropriate. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, Siemens often cannot predict what the eventual loss or range of loss related to such matters will be. Although the final resolution of these matters could have a material effect on Siemens’ consolidated operating results for any reporting period in which an adverse decision is rendered, Siemens believes that its consolidated financial position should not be materially affected by the matters discussed in this paragraph.
12. Share-based payment
Share-based payment plans at Siemens are designed as equity-settled plans as well as cash-settled plans. Total expense for share-based payment recognized in net income for continuing and discontinued operations in the three months ended December 31, 2007 and 2006 amounted to €40 and €25, respectively. This refers primarily to equity-settled awards, including the Company’s employee share purchase program.
For a description of the Siemens share-based payment plans, see the Company’s Consolidated Financial Statements as of September 30, 2007.
Stock Option Plans
Since the authority to distribute options under the 2001 Siemens Stock Option Plan expired in December 2006, no further options will be granted under this plan.

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

Details on option activity and weighted average exercise prices for the three months ended December 31, 2007 are as follows:

	Three months ended December 31, 2007
			Weighted Average
			Remaining	Aggregate intrinsic
		Weighted Average	Contractual Term	value (in millions
	Options	Exercise Price	(years)	of €)
Outstanding, beginning of the period	8,606,272	€72.13
Options exercised	(2,706,112)	€69.75
Options forfeited	(373,587)	€67.57

Outstanding, end of period	5,526,573	€73.60	1.8	195
Exercisable, end of period	5,526,573	€73.60	1.8	195
Stock awards
In the three months ended December 31, 2007, the Company granted 737,621 stock awards to 4,357 employees and members of the Managing Board, of which 79,133 awards were granted to the Managing Board. Details on stock award activity and weighted average grant-date fair value for the three months ended December 31, 2007 are as follows:

		Weighted Average
		Grant-Date Fair
	Awards	Value
Nonvested, beginning of the period	3,270,910	€60.58
Granted	737,621	€97.94
Vested	(74,490)	€80.47
Forfeited	(48,451)	€60.72

Nonvested, end of period	3,885,590	€67.29
Fair value was determined as the market price of Siemens shares less the present value of expected dividends. Total fair value of stock awards granted in the three months ended December 31, 2007 and 2006, amounted to €72 and €83, respectively.
As of December 31, 2007, unrecognized compensation costs related to stock awards amount to €137, which is expected to be recognized over a weighted average vesting period of 2.6 years.
Employee share purchase program
Under an employee share purchase program with compensation character, employees may purchase a limited number of shares in the Company at preferential prices once a year. Up to a stipulated date in the first quarter of the fiscal year, employees may order the shares, which are usually issued in the second quarter of the fiscal year. The employee share purchase program is measured at fair value. During the three months ended December 31, 2007 and 2006, the Company incurred compensation expense before tax of €27 and €27, based on a preferential employee share price of €69.19 and €51.20, respectively, and a grant-date fair value of €37.20 and €20.79, respectively, per share.

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

13. Earnings per share

	Three months ended
	December 31,
(shares in thousands)	2007	2006
Income from continuing operations	1,078	621
Less: Portion attributable to minority interest	(39)	(39)

Income from continuing operations attributable to shareholders of Siemens AG	1,039	582
Plus: Effect of assumed conversion, net of tax*	—	14

Income from continuing operations attributable to shareholders of Siemens AG plus effect of assumed conversion	1,039	596
Weighted average shares outstanding—basic	914,098	891,309
Effect of dilutive convertible debt securities and share-based payment	4,484	46,741

Weighted average shares outstanding—diluted	918,582	938,050
Basic earnings per share (from continuing operations)	1.14	0.65
Diluted earnings per share (from continuing operations)	1.13	0.64

*	For additional information on the convertible debt in fiscal 2007, see the Company’s Consolidated Financial Statements as of September 30, 2007.
14. Segment information
As of December 31, 2007, the Company has twelve reportable segments referred to as Groups reported among the components used in Siemens’ financial statement presentation as described in Note 1. The Groups are organized based on the nature of products and services provided.
Within the Operations component, Siemens has nine Groups which involve manufacturing, industrial and commercial goods, solutions and services in areas related to Siemens’ origins in the electrical business. Also included in Operations is Strategic Equity Investments (SEI), as well as operating activities not associated with a Group, the latter of which are reported under Other Operations. Reconciling items are discussed in Reconciliation to financial statements below.
In fiscal 2006, Siemens announced portfolio changes that resulted in dissolving Com as a Group and reportable segment. As discussed in Note 2, the primary business components of the former operating segment Com were either already disposed of (carrier networks and MD) or still held for disposal (enterprise networks) as of December 31, 2007. Except for Wireless Modules, currently part of A&D, and other businesses including the former division Siemens Home and Office Communication Devices, which is currently part of Other Operations, the historical results of Com are presented as discontinued operations. Current and prior-year segment disclosures exclude the applicable information included in the Company’s financial statement presentation.
The historical results of the SV business are reported as discontinued operations. Beginning in the fourth quarter of fiscal 2007, SV ceased to represent a reportable segment. Current and prior-year segment disclosures therefore exclude the applicable information included in the Company’s financial statement presentation.
The Financing and Real Estate component includes the Groups SFS and SRE. The Eliminations, reclassifications and Corporate Treasury component separately reports the consolidation of transactions among Operations and Financing and Real Estate, as well as certain reclassifications and the activities of the Company’s Corporate Treasury.
The accounting policies of these components, as well as the Groups included, are generally the same as those used for Siemens. Corporate overhead is generally not allocated to segments. Intersegment transactions are generally based on market prices.
New orders are determined principally as the estimated revenue of accepted purchase orders and order value changes and adjustments, excluding letters of intent.

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

Operations
The Managing Board is responsible for assessing the performance of the Operations Groups. The Company’s profitability measure for its Operations Groups is earnings before financing interest, certain pension costs, and income taxes (Group profit) as determined by the Managing Board as the chief operating decision maker (see discussion below). Group profit excludes various categories of items which are not allocated to the Groups since the Managing Board does not regard such items as indicative of the Groups’ performance. Group profit represents a performance measure focused on operational success excluding the effects of capital market financing issues.
Financing interest is any interest income or expense other than interest income related to receivables from customers, from cash allocated to the Groups and interest expense on payables to suppliers. Financing interest is excluded from Group profit because decision-making regarding financing is typically made centrally by Corporate Treasury.
Similarly, decision-making regarding essential pension items is done centrally. As a consequence, Group profit primarily includes only amounts related to the service cost of pension plans, while all other regular pension related costs (including charges for the German pension insurance association and plan administration costs) are included in the line item Corporate items, pensions and eliminations.
Furthermore, income taxes are excluded from Group profit since tax expense is subject to legal structures which typically do not correspond to the structure of the Operations Groups.
The Managing Board utilizes net capital employed to assess the capital intensity of the Operations Groups. Its definition corresponds with the Group profit measure. Net capital employed is based on total assets excluding intragroup financing receivables and intragroup investments and tax related assets, as the corresponding positions are excluded from Group profit (asset-based adjustments). The remaining assets are reduced by non-interest-bearing liabilities other than tax related liabilities (e.g. trade payables) and provisions (liability-based adjustments) to derive net capital employed. The reconciliation of total assets to net capital employed is presented below.
Other Operations primarily refers to operating activities not associated with a Group, as well as to assets recently acquired as part of acquisitions for which the allocation to the Groups are not yet finalized.
Reconciliation to financial statements
Reconciliation to financial statements includes items which are excluded from the definition of Group profit as well as costs of corporate headquarters.
Corporate items includes corporate charges such as personnel costs for corporate headquarters, the results of corporate-related derivative activities, as well as corporate projects and non-operating investments. Pensions includes the Company’s pension related income (expenses) not allocated to the Groups. Eliminations represents the consolidation of transactions within the Operations component.
In the three months ended December 31, 2007, Corporate items, pensions and eliminations in the column Group profit includes €(328) related to corporate items, as well as €23 and €(2) related to pensions and eliminations, respectively. Included in the amount of €(328) above is a total of €(93) for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities (see Note 4 for additional information). In the three months ended December 31, 2006, Corporate items, pensions and eliminations in the column Group profit includes €(631) related to corporate items, as well as €(25) and €(2) related to pensions and eliminations, respectively. Included in the amount of €(631) above is a €(423) impact related to a fine imposed by the European Commission in connection with an antitrust investigation involving suppliers of high-voltage gas-isolated switching systems in the power transmission and distribution industry between 1988 and 2004 (see Note 4 for additional information ).
Other interest expense of Operations relates primarily to interest paid on debt and corporate financing transactions through Corporate Treasury.
The following table reconciles total assets of the Operations component to net capital employed of the Operations Groups as disclosed in Segment Information according to the above definition:

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

	December 31,	September 30,
	2007	2007
Total assets of Operations	91,398	87,658
Asset-based adjustments:
Intragroup financing receivables and investments	(18,058)	(10,834)
Tax-related assets	(2,731)	(2,845)
Liability-based adjustments:
Pension plans and similar commitments	(2,517)	(2,779)
Liabilities and provisions	(35,894)	(38,398)
Assets classified as held for disposal and associated liabilities	(478)	(7,576)

Total adjustments (line item Other assets related and miscellaneous reconciling items within the Segment Information table)	(59,678)	(62,432)

Net capital employed of Corporate items, pensions and eliminations	3,037	3,536

Net capital employed of Operations Groups	34,757	28,762

Segment Information also discloses Free cash flow and Additions to property, plant and equipment and intangibles. Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Amortization, depreciation and impairments presented in Segment information includes amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment.
The following table reconciles Free cash flow of the Operations, Financing and Real Estate and Eliminations, reclassifications and Corporate Treasury components as disclosed in Segment Information to the corresponding consolidated amount for the Company and to net cash provided by operating activities as presented in the Siemens Consolidated Statements of Cash Flow. In addition, Additions to intangible assets and property, plant and equipment and Amortization, depreciation and impairments of the Operations, Financing and Real Estate and Eliminations, reclassifications and Corporate Treasury components as disclosed in Segment Information are reconciled to Siemens Consolidated Statements of Cash Flow.

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

			Additions to intangible
			assets and property,		Net cash provided by		Amortization,
	Free cash flow		plant and equipment		operating activities		depreciation and
	(I)		(II)		(I) + (II)		impairments
	Three months ended December 31,
	2007	2006	2007	2006	2007	2006	2007	2006
Operations
Continuing, according to Segment information	(490)	(934)	506	487	16	(447)	533	450
Impairment*							87	5
Discontinued operations	(584)	(975)	104	146	(480)	(829)	23	115

Total (1) (Consolidated Statements of Cash Flow)	(1,074)	(1,909)	610	633	(464)	(1,276)	643	570
Financing and Real Estate
Continuing, according to Segment information	(107)	(45)	198	126	91	81	110	104
Impairment*							1	—

Total (2) (Consolidated Statements of Cash Flow)	(107)	(45)	198	126	91	81	111	104
Eliminations, reclassifications and Corporate Treasury
Continuing, according to Segment information	380	619	—	—	380	619	—	—

Total (3) (Consolidated Statements of Cash Flow)	380	619	—	—	380	619	—	—
Siemens — Total (1)+(2)+(3)
Continuing, according to Segment information	(217)	(360)	704	613	487	253	643	554
Impairment*							88	5
Discontinued operations	(584)	(975)	104	146	(480)	(829)	23	115

Siemens Consolidated Statements of Cash Flow
(excluding Free cash flow)	(801)	(1,335)	808	759	7	(576)	754	674

*	Goodwill impairment and impairment of non-current available-for-sale financial assets and investments accounted for using the equity method — continuing operations.
Financing and Real Estate
The Company’s performance measurement for its Financing and Real Estate Groups is Income before income taxes. In contrast to the performance measurement used for the Operations Groups, interest income and expense is an important source of revenue and expense for Financing and Real Estate.
Eliminations, reclassifications and Corporate Treasury
Income before income taxes consists primarily of interest income due to cash management activities, corporate finance, and certain currency and interest rate derivative instruments.

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

15. Subsequent events
At the Annual Shareholders’ Meeting on January 24, 2008, the Company’s shareholders authorized the Company to repurchase up to 10% of the common stock existing on the date of the Annual Shareholders’ Meeting. The authorization will become effective as of March 1, 2008, and will remain in force until July 23, 2009. The authorization to acquire Siemens shares as approved at the Annual Shareholders’ Meeting on January 25, 2007 (for further information see Consolidated Financial Statements as of September 30, 2007) will terminate on the effective date of the new authorization.
For information regarding the new members of the Company’s Supervisory Board, as elected at the Annual Shareholders’ Meeting on January 24, 2008, see “Supervisory Board changes.”
On January 28, 2008, the Company launched the first tranche of the share buyback program that was announced in November 2007. Until the end of April 2008, Siemens intends to acquire shares in the amount of approximately €2 billion for the purpose of cancellation and reduction of capital stock and, to a lesser extent, to fulfill obligations arising out of stock compensation programs. The Company expects to conduct share repurchases with a total volume of up to €10 billion by 2010.

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

Supervisory Board changes
Pursuant to the German Stock Corporation Act and the Articles of Association of Siemens AG, the term of all 20 members of the Supervisory Board ended at the close of the Annual Shareholders’ Meeting on January 24, 2008.
The Annual Shareholders’ Meeting on January 24, 2008, elected the following 10 persons to the Supervisory Board as shareholder representatives with effect from the close of the Annual Shareholders’ Meeting: Dr. Josef Ackermann, Jean-Louis Beffa, Gerd von Brandenstein, Dr. Gerhard Cromme, Michael Diekmann, Dr. Hans Michael Gaul, Prof. Dr. Gruss, Dr. Nicola Leibinger-Kammüller, Håkan Samuelsson and Lord Iain Vallance of Tummel.
The 10 employee representatives on the Supervisory Board were elected by a conference of employee delegates on September 27, 2007 in accordance with the provisions of the German Codetermination Act. The following persons were elected by the conference as employee representatives with effect from the close of the Annual Shareholders’ Meeting on January 24, 2008: Lothar Adler, Bettina Haller, Heinz Hawreliuk, Ralf Heckmann, Berthold Huber, Harald Kern, Werner Mönius, Dieter Scheitor, Dr. Rainer Sieg, and Birgit Steinborn. Further, Sibylle Wankel was elected as substitute of Heinz Hawreliuk.
In the constituent meeting of the newly elected Supervisory Board on January 24, 2008, Dr. Gerhard Cromme was elected as Chairman of the Supervisory Board.
Managing Board changes
Effective October 1, 2007, the Supervisory Board appointed Peter Y. Solmssen a full member of the Managing Board and approved his election to the Corporate Executive Committee.
Effective December 31, 2007, Rudi Lamprecht, Eduardo Montes, Dr. Uriel J. Sharef and Prof. Dr. Klaus Wucherer resigned from the Managing Board, and Dr. Jürgen Radomski retired.
As announced on November 28, 2007, the new Managing Board structure, where the previous distinction between the Managing Board and the Corporate Executive Committee was eliminated, became effective on January 1, 2008.
Also effective January 1, 2008, Wolfgang Dehen and Dr. Siegfried Russwurm were appointed members of the Managing Board of Siemens AG.

Review report
To Siemens Aktiengesellschaft, Berlin and Munich
We have reviewed the condensed interim consolidated financial statements of Siemens Aktiengesellschaft, Berlin and Munich (the Company) — comprising the balance sheet, the statements of income, income and expense recognized in equity and cash flow and selected explanatory notes — together with the interim group management report of Siemens Aktiengesellschaft, for the period from October 1 to December 31, 2007 that are part of the quarterly financial report according to § 37 x Abs. 3 WpHG. The preparation of the condensed interim consolidated financial statements in accordance with those IFRS applicable to interim financial reporting as adopted by the EU, and of the interim group management report in accordance with the requirements of the WpHG applicable to interim group management reports, is the responsibility of the Company’s management. Our responsibility is to issue a report on the condensed interim consolidated financial statements and on the interim group management report based on our review. In addition we have been instructed to issue a report as to whether no matters have come to our attention that cause us to presume that the condensed interim consolidated financial statements have not been prepared, in material respects, in accordance with the IFRS as issued by the IASB.
We performed our review of the condensed interim consolidated financial statements and the interim group management report in accordance with the German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW) under additional consideration of International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with a certain level of assurance, that the condensed interim consolidated financial statements have not been prepared, in material aspects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU and with the IFRS as issued by the IASB, and that the interim group management report has not been prepared, in material aspects, in accordance with the requirements of the WpHG applicable to interim group management reports. A review is limited primarily to inquiries of company employees and analytical assessments and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot issue an auditor’s report.
Based on our review, no matters have come to our attention that cause us to presume that the condensed interim consolidated financial statements have not been prepared, in material respects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU and with full IFRS, or that the interim group management report has not been prepared, in material respects, in accordance with the requirements of the WpHG applicable to interim group management reports.
Munich, January 29, 2008
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Prof. Dr. Nonnenmacher Wirtschaftsprüfer	v. Heynitz Wirtschaftprüfer

Quarterly summary
(in € unless otherwise indicated)

	Fiscal year 2008	Fiscal year 2007
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue (in millions of €)	18,400	20,201	17,517	18,001	16,729
Income from continuing operations (in millions of €)	1,078	1,394	608	1,286	621
Net income (in millions of €)	6,475	(74)	2,065	1,259	788

Free cash flow (in millions of €)(1) (2)	(217)	2,553	1,943	2,619	(360)

Key capital market data

Basic earnings per share(1)	1.14	1.45	0.64	1.39	0.65
Diluted earnings per share(1)	1.13	1.41	0.63	1.33	0.64

Siemens stock price (3)
High	108.86	111,17	107.38	85.50	76.27
Low	89.75	86.29	79.93	75.32	66.91
Period-end	108.86	96.42	106.57	80.02	75.14
Siemens stock performance on a quarterly basis (in
percentage points)
Compared to DAX index	10.28	–7.70	17.42	3.55	–0.65
Compared to Dow Jones STOXX index	16.10	–5.88	26.60	5.43	1.91

Number of shares issued (in millions)	914	914	903	896	892

Market capitalization (in millions of €)(4)	99,452	88,147	96,180	71,715	66,997

Credit rating of long-term debt
Standard & Poor’s	AA-	AA-	AA-	AA-	AA-
Moody’s	A1	A1	Aa3	Aa3	Aa3

(1) Continuing operations.

(2) Net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment.

(3) XETRA closing prices, Frankfurt.

(4) Based on shares outstanding.

Siemens financial calendar*

Second-quarter financial report and Semiannual Press Conference	Apr. 30, 2008
Third-quarter financial report	July 30, 2008
Preliminary figures for fiscal year/Press conference	Nov. 13, 2008
Annual Shareholders’s Meeting for fiscal 2008	Jan. 27, 2009

*	Provisional. Updates will be posted at: www.siemens.com/financial_calendar
Information resources

Telephone	+49 89 636-33032 (Press Office)
+49 89 636-32474 (Investor Relations)
Fax	+49 89 636-32825 (Press Office)
+49 89 636-32830 (Investor Relations)
E-mail	press@siemens.com
investorrelations@siemens.com
Address
Siemens AG
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
Internet            www.siemens.com
Designations used in this Report may be trademarks, the use of which by third parties for their own purposes could violate the rights of the trademark owners.
© 2008 by Siemens AG, Berlin and Munich

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: February 1, 2008	/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President
Financial Reporting and Controlling

/s/ Dr. Juergen M. Wagner
Name:	Dr. Juergen M. Wagner
Title:	Head of External Financial Disclosure